UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)
☑      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
or
    ☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 1-7657
A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AMERICAN EXPRESS COMPANY
200 Vesey Street
New York, New York 10285

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Financial Statements and Supplemental Schedules

*    Other schedules required under Section 2520.103 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or not required.

Report of Independent Registered Public Accounting Firm
To the Plan Administrator and Plan Participants of
American Express Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the American Express Retirement Savings Plan (the “Plan”) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes to the financial statements and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by Plan's management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedules of assets (held at end of year) as of December 31, 2022, and of assets (acquired and disposed of within year) for the year ended December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ McConnell & Jones LLP
McConnell & Jones LLP
We have served as the Plan’s auditor since 2021.
Houston, Texas
June 14, 2023

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
as of December 31, 2022 and 2021

(Thousands)	2022	2021
Assets
Investments, at fair value:
Money market funds	$49,194	$50,866
Corporate debt instruments	91,974	131,852
Common stocks	1,955,034	2,492,831
U.S. Government and agency obligations	219,770	239,859
Common/collective trusts	2,591,378	3,190,809
Mutual funds	396,007	469,118
Self-directed brokerage accounts	140,152	162,436
Other investments	147,681	172,012
Total investments, at fair value	5,591,190	6,909,783

Fully benefit responsive investment contracts, at contract value	830,257	758,772
Due from brokers	2,850	5,235
Cash (non-interest bearing)	6,835	2,927
Receivables:
Notes receivable from participants	58,784	62,048
Investment income accrued	6,277	3,827
Employer contributions	93,525	79,218
Total Assets	6,589,718	7,821,810

Liabilities
Accrued expenses	2,646	3,149
Due to brokers	158,717	97,978
Total Liabilities	161,363	101,127
Net assets available for benefits	$6,428,355	$7,720,683
See accompanying notes to the financial statements.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2022

(Thousands)	2022
Additions:
Contributions:
Employer	$218,811
Employee	249,054
Rollovers	44,359
Total contributions	512,224

Interest on notes receivable from participants	3,060
Total additions	515,284

Investment income (loss):
Net depreciation of investments	(1,355,666)
Interest and dividends	66,294
Other income	1,431
Total investment loss, net	(1,287,941)

Deductions:
Withdrawal payments	(506,334)
Administrative expenses	(13,337)
Total deductions	(519,671)

Net decrease in net assets available for benefits	(1,292,328)

Net assets available for benefits at beginning of year	$7,720,683
Net assets available for benefits at end of year	$6,428,355
See accompanying notes to the financial statements.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
1. Description of the Plan
General
The American Express Retirement Savings Plan (the “Plan”), which became effective June 11, 1973, is a defined contribution plan. Under the terms of the Plan, regular full-time and certain part-time employees of American Express Company and its participating subsidiaries (the “Company”) can make elective contributions to the Plan beginning as soon as practicable after their date of hire, and eligible employees hired for the first time on or after January 1, 2017 as well as those rehired on or after January 1, 2022 are covered by the Plan’s automatic enrollment provisions. Eligible employees can qualify to receive Company contributions, if any, upon completion of six months of service.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following is not a comprehensive description of the Plan, and therefore does not include all situations and limitations covered by the Plan. The Plan Document (“Plan Document”) is the exclusive governing document and should be referred to for more complete information.
Administration
Principal Life Insurance Company became the recordkeeper and Delaware Charter Guarantee & Trust Company, d/b/a Principal Trust Company, became the Trustee effective May 25, 2021. Effective February 22, 2022, custody services are provided by Principal Bank. Prior to these dates, Wells Fargo Bank, N.A. was the recordkeeper, Trustee and custodian for the Plan. The Plan is administered by the Company’s Employee Benefits Administration Committee (“EBAC”) and the Company’s Retirement Savings Plan Investment Committee (“RSPIC”). The Plan Document requires that the American Express Company Stock Fund be offered as an investment option, subject to compliance with ERISA. RSPIC has the power to select the other investment options available under the Plan and the manner in which these investment options are invested. Subject to Plan limits, RSPIC also has the power to appoint investment managers to make investment decisions. Under the terms of the Plan Document, the members of EBAC and RSPIC are appointed by the Company’s Vice President, Global Well-Being and Benefits.
Compensation
The participant compensation (commonly referred to as “Total Pay”) that is used in the calculation of Plan contributions generally includes an employee’s base pay plus overtime, shift differentials, most commissions and most cash incentives. For participants above certain salary grades, as defined by the Plan, Total Pay does not include any incentive pay which, in the aggregate, is in excess of one times their base salary when calculating Company contributions.
For purposes of the Plan, compensation is limited to a participant’s regular cash remuneration up to a maximum of $305,000 in 2022 and $290,000 in 2021, before tax deductions and certain other withholdings.
Contributions
The Plan currently provides for the following contributions:
Elective Contributions
Each pay period, participants may make Before-Tax Contributions, Roth Contributions, and/or After-Tax Contributions up to 10% of eligible compensation, or a combination thereof, not to exceed 80% of their Total Pay, to the Plan through payroll deductions. Roth Contributions are a special type of after-tax contribution and are subject to most of the same rules as Before-Tax Contributions. The Internal Revenue Code of 1986, as amended (the “Code”) imposes a limitation that is adjusted annually for cost of living increases on participants’ pre-tax and Roth contributions to plans which are qualified under Code Section 401(k) and other specified tax-favored plans. For 2022 and 2021, this limit was $20,500 and $19,500, respectively, for participants under age 50 and $27,000 and $26,000, respectively, for participants age 50 or older. The Plan complied with non-discrimination requirements under the Code during 2022 and 2021 by utilizing the safe harbor design for deferrals and matching contributions in accordance with Sections 401(k)(12) and 401(m)(11) of the Code.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
Eligible employees hired for the first time on or after January 1, 2017 as well as eligible employees rehired on or after January 1, 2022 are automatically enrolled to make Before-Tax Contributions equal to 6% of Total Pay, with a 1% automatic increase each year until the rate reaches 10%, unless the employee makes an alternative election to contribute at a different rate or opt out of automatic enrollment. For 2021, the initial automatic enrollment percentage was 3% and participants who were covered by the Plan's automatic enrollment feature as of January 1, 2022 had their automatic elections increased to 6% as of January 1, 2022 if the automatic election would otherwise have been less than 6%, unless they made an alternative election.
Company Matching Contributions
The Company matches 100% of a participant’s Before-Tax Contributions and/or Roth Contributions up to 6% of Total Pay after a participant’s completion of six months of service.
Fixed Rate Contributions
As of January 1, 2021, the Company may make a Fixed Rate Contribution annually, typically comprised of 2% or 3% of eligible participants’ Total Pay (with the applicable percentage determined by a participant’s pay band level) for participants who have completed six months of service. Such percentages were applied to calculate the Fixed Rate Contribution for 2022 and 2021. Participants must be employed on the last working day of the Plan year (or be disabled under the terms of the Plan) to be eligible for any Fixed Rate Contributions made for that Plan year. Fixed Rate Contributions to eligible participants are made regardless of whether the participant contributes to the Plan.
Discretionary Profit Sharing Contributions
Additional Discretionary Profit Sharing Contributions by the Company are permitted under the Plan; no Discretionary Profit Sharing Contributions were made in 2022 or 2021.
Qualified Non-Elective Contributions
The Company may make Qualified Non-Elective Contributions (“QNEC”). A QNEC is a discretionary, fully vested contribution allocated in accordance with the Company's direction at the time the QNEC is approved. Any QNECs are fully vested when made and distributable only under circumstances that permit distributions of Before-Tax Contributions or Roth Contributions.
Disability Contributions
Certain qualifying participants who become disabled, as defined by the Plan Document, are eligible to receive contributions similar to Fixed Rate Contributions, Discretionary Profit Sharing Contributions and Matching Contributions.
Allocation of Account Balances
A participant’s account balance may be reallocated among the Plan’s investment options upon receipt of instructions from the participant. Account balances may be reallocated among the Plan’s investment options on a daily basis.
Participant Rollovers
A rollover contribution is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan. Rollovers are accepted into the Plan, but are not subject to Company contributions.
In-Plan Roth Conversions
The Plan allows for in-Plan Roth conversions.
Vesting
Participants are immediately vested in their elective Before-Tax, Roth and After-Tax Contributions and rollovers, if any, as well as the investment earnings on the foregoing. Other contributions become vested as set forth below:
Company Matching Contributions
Company Matching Contributions and investment earnings thereon are immediately 100% vested.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
Fixed Rate Contributions
Fixed Rate Contributions and investment earnings thereon are 100% vested after the earlier of three years of service or, if still employed by the Company or an affiliate, at or after attainment of age 65, disability or death.
Discretionary Profit Sharing Contributions
Discretionary Profit Sharing Contributions and investment earnings thereon are 100% vested after the earlier of three years of service or, if still employed by the Company or an affiliate, at or after attainment of age 65, disability or death.
Qualified Non-Elective Contributions
QNECs are immediately 100% vested and investment earnings thereon are immediately 100% vested.
Disability Contributions
Disability Contributions are immediately 100% vested.
Forfeitures
Forfeitures of terminated participants’ non-vested accounts, as well as amounts attributable to outstanding checks as to which the payee cannot be located, are used to pay Plan expenses, reduce future Company contributions, restore forfeitures for participants who are rehired, and reissue checks for any missing payees who are subsequently located. Forfeited non-vested balances were $2.3 million and $3.0 million as of December 31, 2022 and 2021, respectively. Accrued 2022 and 2021 Fixed Rate Contributions made to the Plan in March 2023 and March 2022, were reduced by $1.7 million and $2.2 million, respectively, from forfeited account balances; of the remaining forfeitures, $0.6 million will be used in 2023 and $0.8 million was used in 2022 to pay Plan expenses.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and Plan assets will be distributed in accordance with the Plan Document.
Notes Receivable from Participants
Notes receivable from participants (loans) are carried at their unpaid principal balance plus any accrued but unpaid interest. Participants are allowed to apply for a loan from the Plan for a minimum amount of $500 up to the lesser of $50,000 or 50% of their vested balance, subject to certain restrictions set forth in the Plan and the Code. General purpose loans are limited to terms of 59 months. Loans to purchase a principal residence have a maximum term of 359 months. Loan repayment amounts, including principal and interest, are deducted each pay period and allocated to participants’ investment accounts in accordance with the election in effect for new contributions at the time of repayment. Terminated participants who have an outstanding loan may make arrangements with the Recordkeeper to pay the loan in full, or make installment payments. If arrangements are not made for the payment of the outstanding loan balance, the loan amount will be considered in default and the outstanding loan balance will be offset from the account balance, subject to income tax regulations.
Loans are collateralized by the participant’s remaining vested account balance and the interest rate is fixed for the life of the loan. The interest rate determination is based on the prime rate plus one percentage point. In the event of a loan default, the loan is treated as a distribution (i.e., as an early withdrawal of funds from the Plan for tax purposes), which subjects the participant to income tax plus any penalties imposed by the Code based on the loan balance. If the participant is still employed, the loan balance is taxed as a “deemed distribution” but remains outstanding as an obligation of the participant until it is either repaid or the participant terminates employment. In the event of a termination, either voluntary or involuntary, the loan balance is treated as an actual distribution and deducted from the participant’s Plan account balance. Loans outstanding to participants at December 31, 2022, carried interest rates varying from 3.25% to 9.50% and will mature at various dates through September 30, 2047.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
Tax Deferrals
As long as the Plan remains qualified and the related Trust (the “Trust”) remains tax exempt, amounts invested in the Plan through Before-Tax Contributions and Company contributions and rollovers, as well as the investment earnings on such amounts, are not subject to federal income tax until distributed to the participant. After-Tax Contributions are taxed when contributed, with earnings taxed upon distribution. Roth Contributions are taxed when contributed, and earnings on Roth Contributions and rolled-in Roth amounts qualify for tax-free distribution if a participant (i) reaches age 59-1/2, dies or becomes disabled (as defined by federal law) and (ii) has a Roth Contribution account with the Plan (or another plan from which a direct rollover of Roth contributions is received) for at least five taxable years. If those conditions are not met, earnings on Roth Contributions are taxed when distributed. Amounts that are converted to Roth status through an in-plan Roth conversion are taxed when converted (with the exception of After-Tax Contributions; however, earnings on After-Tax Contributions are subject to tax when converted), and thereafter are subject to the Roth taxation rules.
Distributions and Withdrawals
Upon termination of employment due to disability, death or retirement at or after attainment of the Plan’s normal retirement age (65), participants or their beneficiaries are fully vested and eligible to receive a distribution of the full value of their accounts. If employment ends for other reasons, participants are eligible to receive a distribution of their vested account balance. When employment ends, participants (or their beneficiaries) may elect to receive their vested balance as a cash amount, American Express Company common shares, if applicable, shares of any investment available through self-directed brokerage accounts (“SDA”), if applicable, or a combination of cash and shares. If the account balance is greater than $1,000, a participant may elect to defer distribution until the participant's "required beginning date" as defined by Section 401(a)(9) of the Code, at which point distributions must be made at least annually in at least the minimum amount required by federal law. However, 2020 required minimum distributions that would otherwise have been due on April 1, 2021 were waived in accordance with the Coronavirus Aid, Relief and Economic Security Act (the CARES Act). If the account balance is $1,000 or less, a distribution will be made in a lump sum following the end of employment. Participants may request a withdrawal of all or a portion of their vested account balances subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code. Distributions and withdrawals are recorded when paid. Distributions (other than required minimum distributions and hardship withdrawals) may be rolled over to a qualified Individual Retirement Account (“IRA”) or other qualified employer retirement plan, if that plan allows rollovers.
Expenses
The Company, in its discretion, may pay certain administrative expenses, with any expenses not paid by the Company being charged to the Plan. Expenses related to separately managed investment funds are generally paid out of the applicable investment funds. Fees, commissions, and other charges and administrative expenses that are attributable to the investment funds as a whole are generally paid from the Plan. All such expenses that are paid by the Plan are included within the administrative expenses on the Statement of Changes in Net Assets Available for Benefits. Fees and expenses incurred indirectly by the Plan from the underlying mutual funds and collective trusts in which the Plan may invest are not included in the Statement of Changes in Net Assets Available for Benefits as expenses, but reduce the asset value of that mutual fund or collective trust. Additional expenses are associated with the SDA, and participants electing to invest through the SDA are charged directly for these fees through their SDA.
The Plan's recordkeeper charges the Plan for recordkeeping of participant accounts, as well as trust and custody of plan assets. The Plan’s fee structure provides for a flat per-participant fee. The Plan’s investment adviser, NEPC, LLC, receives its compensation primarily in the form of a flat fee for its investment advisory services, which is paid by the Plan, plus an additional flat fee related to the oversight of the asset allocation of the Retirement Funds, as discussed in Note 4 (Investments), which is charged to the Plan’s Retirement Funds on a pro rata basis. Additionally, as described in Note 8 (Related Parties and Parties-In-Interest Transactions), the Plan reimburses the Company for direct expenses (salary and benefit costs) associated with a Company employee dedicated to servicing the Company’s qualified retirement plans for time spent providing services to the Plan.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Amounts Based on Estimates and Assumptions
Accounting estimates are an integral part of the financial statements. These estimates are based, in part, on management’s assumptions concerning future events. Among the more significant assumptions are those that relate to fair value measurements. These accounting estimates reflect the best judgment of management, but actual results could differ.
Cash and Cash Equivalents
Cash includes cash on hand, while cash equivalents include other highly liquid investments with an original maturity of 90 days or less, such as money market funds. All cash equivalents are presented within the "Money market funds" and "Self-directed brokerage accounts" line items in the financial statements and are reported on “Schedule H, Line 4i”.
Investment Valuation and Income Recognition
Investments are generally reported at fair value, with the exception of fully benefit responsive investment contracts, which are reported at contract value. Investments traded on securities exchanges, including common and preferred stocks, are valued at the year-end closing market prices or, in the absence of a closing price, the last reported trade price at the financial statement date. The fair value of the Plan’s corporate debt instruments, U.S. Government and agency securities, municipal bonds and foreign bonds, is valued using a variety of observable market inputs, depending on the type of security being priced, and are obtained from pricing services engaged by Principal Bank for the period from February 22, 2022 through December 31, 2022 and by Wells Fargo Bank, N.A. for the year ended December 31, 2021 and for the period from January 1, 2022 through February 21, 2022. The fair value of the Plan's Stable Value Fund assets, described in Note 4 (Investments), is valued using pricing services engaged by Ameriprise Trust Company. See Note 3 (Fair Value Measurements) for a detailed discussion of the valuation techniques.
Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. As required by the Plan, all dividend and interest income is reinvested into the same investment option in which the dividends and interest income arose, provided that restrictions may apply to investments held under the SDA, and with the exception of the American Express Company Stock Fund, which is an investment option and an Employee Stock Ownership Plan (“ESOP”). The ESOP holds shares of American Express Company stock on behalf of participants. Dividends are automatically reinvested in the American Express Company Stock Fund, unless participants elect that the dividends paid with respect to their interest in the fund be distributed in cash.
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.
Subsequent Events
The Plan has evaluated subsequent events or transactions for potential recognition or disclosure through June 14, 2023, the date the financial statements were issued. The Plan determined that there are no subsequent events or transactions that require additional disclosure.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
3. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date, based on the Plan’s principal or, in the absence of a principal, most advantageous market for the specific asset or liability.
GAAP provides for a three-level hierarchy of inputs to valuation techniques used to measure fair value, defined as follows:
•Level 1 – Inputs that are quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan can access.
•Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability, including:
–Quoted prices for similar assets or liabilities in active markets;
–Quoted prices for identical or similar assets or liabilities in markets that are not active;
–Inputs other than quoted prices that are observable for the asset or liability; and
–Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•Level 3 – Inputs that are unobservable and reflect the Plan’s own assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances (e.g., internally derived assumptions surrounding the timing and amount of expected cash flows).
Plan Management monitors the market conditions and evaluates the fair value hierarchy levels at least annually.
Plan Management’s practice is to review the inputs, assumptions, and valuation techniques of pricing services used by the Plan’s asset custodians at least annually and to corroborate the prices provided by the Plan's asset custodians to test their reasonableness by comparing their prices to valuations from a different pricing source. In instances where price discrepancies are identified between different pricing sources, Plan Management would evaluate such discrepancies to ensure that the prices used for its calculation represent the fair value of the underlying investment securities. There were no price discrepancies identified for the years ended December 31, 2022 and 2021.
Financial Assets Carried at Fair Value
Financial assets disclosed in the tables below represent two types of assets. Assets held in funds (either mutual funds or common/collective trusts) are disclosed in the table according to the appropriate fund category (the underlying securities of those funds are not disclosed separately). Assets held in separate accounts (which are wholly owned by the Plan) are disclosed according to the appropriate category of the individual securities of those separately managed accounts; these individual securities include common stocks and fixed income securities. As such, the classification of financial assets in the table does not correspond to the classification of the investment options available to Plan participants, as discussed in Note 4 (Investments).

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
The following table summarizes the Plan’s financial assets measured at fair value on a recurring basis, categorized by GAAP’s valuation hierarchy (as described above), as of December 31, 2022:

Description (Thousands)	Total	Level 1	Level 2
Money market funds	$49,194	$49,194	$—
Corporate debt instruments	91,974	—	91,974
Common stocks	1,955,034	1,955,034	—
Common/Collective trusts	1,119,149	—	1,119,149
U.S. Government and agency obligations	219,770	—	219,770
Mutual funds	396,007	396,007	—
Self-directed brokerage accounts	140,152	140,152	—
Other investments	147,681	—	147,681
Total assets in the fair value hierarchy	$4,118,961	$2,540,387	$1,578,574
Common/collective trusts measured at net asset value (“NAV”)	1,472,229
Total investments, at fair value	$5,591,190
The following table summarizes the Plan’s financial assets measured at fair value on a recurring basis, categorized by GAAP’s valuation hierarchy (as described above), as of December 31, 2021:

Description (Thousands)	Total	Level 1	Level 2
Money market funds	$50,866	$50,866	$—
Corporate debt instruments	131,852	—	131,852
Common stocks	2,492,831	2,492,831	—
Common/Collective trusts	1,427,249	—	1,427,249
U.S. Government and agency obligations	239,859	—	239,859
Mutual funds	469,118	469,118	—
Self-directed brokerage accounts	162,436	162,436	—
Other investments	172,012	—	172,012
Total assets in the fair value hierarchy	$5,146,223	$3,175,251	$1,970,972
Common/collective trusts measured at NAV	1,763,560
Total investments, at fair value	$6,909,783

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
Valuation Techniques Used in the Fair Value Measurement of Financial Assets Carried at Fair Value
For the financial assets measured at fair value on a recurring basis (categorized in the valuation hierarchy table above), the Plan applies the following valuation techniques:
Level 1:
•Money market funds are valued at NAV, which represents the exit price.
•Investments in American Express Company common stock, other stock, and active publicly traded equity securities are valued at the official closing price of U.S. public exchanges or, if there is no official closing price that day, at the last reported trade price at the financial statement date.
•Mutual funds held within the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940. These investments are required to make publicly available the daily NAV of the fund and to transact at this price. Hence, open-end mutual funds transact at quoted prices. In addition, the mutual funds held by the Plan are actively traded.
•The Plan’s self-directed brokerage accounts are primarily comprised of mutual funds and are valued using the corresponding valuation techniques as previously described.
Level 2:
•The fair values for the Plan’s corporate debt instruments, U.S. Government and agency obligations (which also include state and local government obligations), and Other investments (asset-backed securities, foreign sovereign debt, municipal bonds, and private placement securities), are obtained primarily from pricing services engaged by Principal Bank for the period from February 22, 2022 through December 31, 2022, Wells Fargo Bank, N.A. for the year ended December 31, 2021 and for the period from January 1, 2022 through February 21, 2022, and with respect to Stable Value Fund assets, Ameriprise Trust Company for the years ended December 31, 2022 and 2021. The fair values provided by the pricing service are estimated using pricing models, where the inputs to those models are based on observable market inputs or recent trades of similar securities. The inputs to the valuation techniques applied by the pricing service vary depending on the type of security being priced but are typically benchmark yields, benchmark security prices, credit spreads, prepayment speeds, reported trades, and broker-dealer quotes, all with reasonable levels of transparency. In addition, the Plan did not apply any adjustments to the prices received from the pricing services for 2022 and 2021. Plan Management reaffirms its understanding of the valuation techniques used by the pricing services at least annually. The Plan classifies the prices obtained from the pricing services within Level 2 of the fair value hierarchy because the underlying inputs are directly observable from active markets or recent trades of similar securities in inactive markets. However, the pricing models used do entail a certain amount of subjectivity, and therefore differing judgments in how the underlying inputs are modeled could result in different estimates of fair value.
•Common/collective trusts are investment funds formed by the pooling of investments by institutional investors, such as a group of not necessarily affiliated pension or retirement plans, typically with the intention of achieving cost savings over similar investment options such as mutual funds. Common/collective trusts are similar to mutual funds, with a named investment manager and documented investment objective. These investments, however, are not registered with the SEC (unlike mutual funds, which are registered with the SEC), and participation is not open to the public. The NAV is measured by the custodian or investment manager as of the close of regular daily trading and is corroborated with observable inputs provided by pricing services for the securities. To the extent the NAV is made publicly available, these common/collective trusts are classified within Level 2 of the fair value hierarchy and the NAVs represent the exit price for the funds.
Level 3:
•There are no Level 3 securities held by the Plan.
Assets Measured at NAV:
•For common/collective trusts whose NAVs are communicated only to investors in the trusts and are not publicly available, the NAVs are being used as practical expedient for fair value and represent the exit price for the funds.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
The fair values of the financial instruments are estimates based upon the market conditions and perceived risks as of December 31, 2022 and 2021 and require management judgment. The Plan’s valuation techniques used to measure the fair value of its investments may produce fair values that may not be indicative of a future sale, or reflective of future fair values. The use of different techniques to determine the fair value of these types of investments could result in different estimates of fair value at the reporting date. There were no transfers among the levels of fair value hierarchy during the years ended December 31, 2022 and 2021.
Fair Value of Investments Using NAV as Practical Expedient
The following tables summarize investments measured at fair value based on NAV per share/unit as of December 31, 2022 and 2021, respectively:

As of December 31, 2022	Fair Value (Thousands)	Redemption Frequency	Redemption Notice Period
Common/collective trusts(a)	$1,472,229	As needed	Up to 5 business days(b)

As of December 31, 2021	Fair Value (Thousands)	Redemption Frequency	Redemption Notice Period
Common/collective trusts(a)	$1,763,560	As needed	Up to 5 business days(b)
a.Common/collective trusts are invested to gain exposure to broad public indices, including U.S., international developed and emerging market equity securities, and fixed income securities.
b.Fund trustees have the discretion to impose a longer notice period for the redemption of all or substantially all of the Plan's investment in the funds.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
4. Investments
The investment options available to participants include nine core investment options (the “Core Investment Options”), of which five are actively managed (although in some cases, an actively managed option may also include a passively managed component) and four are passively managed (also known as index funds). In addition, target date funds (the “Retirement Funds”) based on target retirement dates are also available. The Retirement Funds invest in a mix of the actively managed Core Investment Options (and in some cases, also include an allocation to a Treasury inflation-protected securities strategy not available as a Core Investment Option). The age-appropriate Retirement Fund for the year in which a participant turns 65 generally serves as the Plan’s “default investment” to the extent a participant does not have a valid investment election on file. Additional investment options include the SDA and the American Express Company Stock Fund. A participant may currently elect to invest contributions in any combination of investment options in increments of 1% and change investment elections for future contributions on any business day the New York Stock Exchange is open. Participants may allocate up to 10% of their future contributions to the American Express Company Stock Fund, and transfers of balances from other investment options into the American Express Company Stock Fund are only permitted to the extent the participant’s investment in the American Express Company Stock Fund after the transfer does not exceed 10% of the participant’s overall Plan balance. Special rules and restrictions may apply to the SDA.
A brief description of the investment options available to participants at December 31, 2022, is set forth below:
Core Investment Options
RSPIC has created five actively managed Core Investment Options to provide diversified and actively managed options to participants. Four of these actively managed Core Investment Options (The Diversified Bond Fund, The U.S. Large-Cap Equity Fund, The U.S. Small/Mid-Cap Equity Fund, and The International Equity Fund) represent a broad asset class (e.g., U.S. Large-Cap Equity, U.S. Small/Mid-Cap Equity, Bonds, etc.) using several managers (and in some cases, also including a passively managed component) within each Fund. These actively managed Core Investment Options seek to outperform a broad market index by buying and selling a limited number of investments (stocks, bonds, or other investments) using the underlying investment managers’ investment management skills.
The actively managed Stable Value Fund invests in diversified pools of U.S. Government and agency fixed income securities together with book value wrap agreements issued by creditworthy insurance companies or banks with the objective to protect a participant’s original investment while offering a competitive rate of interest with minimum risk.
The Stable Value Fund holds a portfolio of book value wrap contracts that are fully benefit-responsive and comprised of both an investment and a contractual component. The investment component consists of units of common/collective trusts and a fixed income portfolio employing active management investment strategies, collectively referred to as the Stable Value Fund assets. Under the book value wrap contracts, the book value wrap provider is obligated to provide sufficient funds to cover participant benefit withdrawals and certain types of investment transfers regardless of the market value of the Stable Value Fund assets. While the contracts are designed to protect the Stable Value Fund against interest rate risk, the Stable Value Fund is still exposed to risk if issuers of the Stable Value Fund assets default on payment of interest or principal, but this risk is mitigated because the underlying Stable Value Fund assets in the Stable Value Fund bond portfolio are backed by the U.S. Government. The contracts may not cover participant benefit payments at contract value upon the occurrence of certain events, described below, involving the Stable Value Fund, American Express as its plan sponsor (“Plan Sponsor”) or Ameriprise Trust Company, an affiliate of Ameriprise Financial, Inc., its investment manager.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
Fully benefit-responsive book value wrap contracts held by a separately managed account created for a defined contribution plan are required to be reported at contract value, rather than fair value, on the Statements of Net Assets. Contract value is the relevant measure for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.
Certain events might limit the ability of the Plan to transact at contract value with the contract issuer and therefore also limit the ability of the Plan to transact at contract value with the participants of the Plan. These events may be different under each contract. Examples of such events include the following:
•The Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to be tax-exempt under Section 501(a) of the Internal Revenue Code;
•Premature termination of the contracts;
•Plan termination or merger;
•Changes to the Plan’s administration of competing investment options; and
•Bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.
Plan Management believes no such events are probable of occurring.
In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include the following:
•An uncured violation of the Plan’s investment guidelines;
•A breach of material obligation under the contract;
•A material misrepresentation; and
•A material amendment to the agreements without the consent of the issuer.
Plan Management believes no such events are probable of occurring.
RSPIC has also created four passively-managed (index) Core Investment Options: The Diversified Bond Index Fund, The U.S. Large-Cap Equity Index Fund, The U.S. Small/Mid-Cap Equity Index Fund, and The International Equity Index Fund, which currently use a single index fund as the underlying investment in each Fund. Each passively-managed Core Investment Option seeks to mirror the investments and track the performance of a broad market index that includes hundreds or thousands of stocks or bonds.
Self-Directed Brokerage Accounts
The SDA gives participants the opportunity to invest in a wide variety of mutual funds in addition to the specific investment options mentioned above. Participants may request a Prospectus for any of the funds available through the SDA.
American Express Company Stock Fund
The Plan Document requires that this Fund be offered as an investment option under the Plan, subject to compliance with ERISA. The American Express Company Stock Fund is an ESOP. This Fund invests primarily in American Express Company common shares and holds a small amount of cash or other short-term cash equivalents to meet requests for investment transfers, withdrawals, and distributions. Participants have full voting rights for the common shares underlying the units that are allocated to the American Express Company Stock Fund.
A full, detailed description of the Plan’s investment options, and associated terms and conditions, is available to all participants.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and current market volatility, it is at least reasonably possible that changes in the values of investment securities will continue to occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
6. Income Tax Status
The Plan has received a favorable determination letter from the Internal Revenue Service ("IRS") dated August 10, 2022, stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. The Plan has been amended after the period covered by the determination letter. Although the Plan has been amended since receiving the determination letter, the Company believes the Plan, as amended, is currently designed and being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended, is qualified, the related trust is tax-exempt, and the Plan satisfies the requirements of Section 4975(e)(7) of the Code.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan Management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability, or asset, or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.
7. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2022 and 2021:

(Thousands)	2022	2021
Net assets available for benefits per the financial statements	$6,428,355	$7,720,683
Difference between contract value and fair value of fully benefit-responsive investment contracts	(49,544)	1,462
Loans deemed distributed	(209)	(286)
Net assets available for benefits per the Form 5500	$6,378,602	$7,721,859
The following is a reconciliation of net income per the financial statements to Form 5500 for the year ended December 31, 2022:

(Thousands)	2022
Net decrease in net assets available for benefits per the financial statements	$(1,292,328)
Adjustment for difference between contract value and fair value of fully benefit-responsive investment contracts	(51,006)
Change in deemed distributions of participant loans	77
Net loss per the Form 5500	$(1,343,257)

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
8. Related Parties and Parties-In-Interest Transactions
The Plan holds certain investments in Wells Fargo Bank, N.A. and its affiliates, which was a party-in-interest until custody services were transferred to Principal Bank on February 22, 2022, and in MetLife, Inc. and its affiliates, which was a party-in-interest until November 28, 2022. The Plan also allows for transactions with, and certain investments in, certain parties that may perform services for, or have fiduciary responsibilities to, the Plan, including Principal Financial Group and its affiliates and Charles Schwab and Co., Inc. and its affiliates, as well as investment managers appointed by RSPIC. Transactions with these parties are considered party-in-interest transactions, but not considered prohibited transactions under ERISA. As noted in Supplemental Schedule H, Line 4i, the Plan held investments with parties-in-interest in Ameriprise Financial, Inc. and its affiliates, BlackRock Institutional Trust Company, N.A. and its affiliates, Fidelity Investment Management and its affiliates, J.P. Morgan Investment Management, Inc. and its affiliates, Morgan Stanley Investment Management and its affiliates, Principal Financial Group and its affiliates, Vanguard Fiduciary Trust Company and its affiliates, and Willis Tower Watson and its affiliates as of December 31, 2022. Additionally, the self-directed brokerage account includes certain investments considered to be party-in-interest investments. Notes Receivable from Participants, as discussed in Note 1 (Description of the Plan), are also considered party-in-interest transactions.
Berkshire Hathaway, Inc. and its affiliates are considered parties-in-interest due to ownership interests in the Company. The Plan holds certain securities in Berkshire Hathaway in accordance with investment strategies directed by its qualified professional asset managers.
Additionally, the Company is considered a party-in-interest as well as a related party. As of December 31, 2022 and 2021, the Plan held 4,427,465 shares of American Express Company common stock valued at $654 million and 4,605,470 shares valued at $753 million, respectively. During the 2022 plan year the Plan acquired 142,582 shares of American Express Company common stock valued at $34 million through dividend reinvestments and sold 274,049 shares valued at $64 million. The Plan reimburses the Company for direct expenses (salary and benefits costs) associated with a Company employee dedicated to servicing the Company’s qualified retirement plans for time spent providing services to the Plan.

SUPPLEMENTAL SCHEDULES

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	Money Market Funds
*	FIDELITY MM GOVT PORTFOLIO #57	49,193	49,194
	Total Money Market Funds		$49,194

	Corporate Debt Instruments
	ABBVIE INC 4.050% 11/21/39	485	415
	ABBVIE INC 4.400% 11/06/42	395	343
	ABBVIE INC 4.500% 5/14/35	410	380
	AEP TRANSMISSION CO 3.150% 9/15/49	120	83
	AERCAP IRELAND CAP/G 1.750% 1/30/26	150	132
	AERCAP IRELAND CAP/G 2.450% 10/29/26	180	157
	AERCAP IRELAND CAP/G 3.300% 1/30/32	210	164
	AERCAP IRELAND CAP/G 4.450% 4/03/26	150	143
	AERCAP IRELAND CAP/G 4.500% 9/15/23	605	601
	AETNA INC 3.875% 8/15/47	150	115
	AFLAC INC 3.600% 4/01/30	1,565	1,416
	AIR LEASE CORP 2.200% 1/15/27	218	190
	AIR LEASE CORP 3.250% 10/01/29	415	353
	ALABAMA POWER CO 5.700% 2/15/33	200	205
	ALBEMARLE CORP 5.450% 12/01/44	50	45
	ALEXANDRIA REAL ESTA 1.875% 2/01/33	140	104
	ALEXANDRIA REAL ESTA 2.000% 5/18/32	310	237
	ALTRIA GROUP INC 2.450% 2/04/32	260	196
	AMAZON.COM INC 3.250% 5/12/61	65	44
	AMAZON.COM INC 3.875% 8/22/37	110	97
	AMAZON.COM INC 3.950% 4/13/52	285	236
	AMAZON.COM INC 4.100% 4/13/62	84	69
	AMER AIRLINE 16-2 AA 3.200% 6/15/28	144	125
	AMER AIRLINE 16-3 AA 3.000% 4/15/30	92	79
	AMER AIRLN 14-1 A PT 3.700% 10/01/26	86	75
	AMERICAN TOWER CORP 2.100% 6/15/30	150	119
	AMERICAN TOWER CORP 3.100% 6/15/50	139	87
	AMERICAN TOWER CORP 3.700% 10/15/49	220	156
	AMERICAN WATER CAPIT 3.450% 6/01/29	150	137
	AMGEN INC 3.150% 2/21/40	200	147
	ANALOG DEVICES INC 2.800% 10/01/41	250	183
	ANHEUSER-BUSCH COS 4.900% 2/01/46	525	477
	ANHEUSER-BUSCH INBEV 4.375% 4/15/38	190	170

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	ANHEUSER-BUSCH INBEV 4.439% 10/06/48	240	205
	ANHEUSER-BUSCH INBEV 4.700% 2/01/36	120	113
	APPLE INC 2.700% 8/05/51	500	330
	APTIV PLC / APTIV CO 3.250% 3/01/32	239	195
	ARROW ELECTRONICS IN 3.875% 1/12/28	55	50
	ASSURANT INC 4.200% 9/27/23	79	78
	ASTRAZENECA PLC 2.125% 8/06/50	140	82
	ASTRAZENECA PLC 4.000% 9/18/42	60	52
	ASTRAZENECA PLC 6.450% 9/15/37	70	79
	AT&T INC 2.250% 2/01/32	350	274
	AT&T INC 2.300% 6/01/27	725	645
	AT&T INC 3.500% 6/01/41	154	115
	AT&T INC 3.550% 9/15/55	638	426
	AT&T INC 3.650% 6/01/51	129	91
	ATMOS ENERGY CORP 5.500% 6/15/41	100	98
	AUTOZONE INC 1.650% 1/15/31	190	147
	BAKER HUGHES HLDGS L 5.125% 9/15/40	50	46
	BALTIMORE GAS & ELEC 2.900% 6/15/50	110	73
	BALTIMORE GAS & ELEC 3.500% 8/15/46	70	52
	BANCO SANTANDER CONV 5.147% 8/18/25	200	198
	BANCO SANTANDER SA 1.849% 3/25/26	400	353
	BANCO SANTANDER SA 2.749% 12/03/30	200	153
	BANK OF AMER MTN V-D 4.376% 4/27/28	280	268
	BANK OF IRELAND V-A 6.253% 9/16/26	210	208
	BARCLAY PLC CONV V-A 5.304% 8/09/26	400	397
	BAT CAPITAL CORP 3.734% 9/25/40	130	88
	BAT CAPITAL CORP 4.540% 8/15/47	257	182
	BAT INTL FINANCE PLC 1.668% 3/25/26	145	128
	BAXALTA INC 5.250% 6/23/45	7	7
*	BERKSHIRE HATHAWAY 3.850% 3/15/52	165	132
*	BERKSHIRE HATHAWAY 4.200% 8/15/48	200	176
*	BERKSHIRE HATHAWAY 4.450% 1/15/49	235	202
	BIOGEN INC 2.250% 5/01/30	106	86
	BLACKSTONE SECURED 3.650% 7/14/23	195	193
	BOARDWALK PIPELINES 3.400% 2/15/31	100	84
	BOEING CO 2.196% 2/04/26	275	250
	BOEING CO 2.750% 2/01/26	232	215
	BOEING CO 3.100% 5/01/26	525	494
	BOEING CO 3.250% 3/01/28	251	224

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
BOEING CO 5.040% 5/01/27	245	242
BOEING CO 5.150% 5/01/30	508	496
BOEING CO 5.705% 5/01/40	175	167
BOEING CO 5.805% 5/01/50	69	64
BP CAP MARKETS AMERI 2.939% 6/04/51	345	227
BP CAP MARKETS AMERI 3.017% 1/16/27	135	126
BRISTOL-MYERS SQUIBB 4.125% 6/15/39	122	109
BRIXMOR OPERATING PA 2.250% 4/01/28	220	182
BRIXMOR OPERATING PA 2.500% 8/16/31	115	88
BRIXMOR OPERATING PA 3.850% 2/01/25	120	115
BROADCOM INC 4.750% 4/15/29	330	314
BROOKFIELD FINANCE 3.900% 1/25/28	297	272
BROOKFIELD FINANCE 4.700% 9/20/47	13	10
BROOKFIELD FINANCE 4.850% 3/29/29	96	92
BROWN & BROWN INC 2.375% 3/15/31	100	76
BUCKEYE PARTNERS LP 5.850% 11/15/43	195	145
BUNGE LTD FINANCE CO 2.750% 5/14/31	260	213
BURLINGTN NORTH SANT 4.375% 9/01/42	130	116
BURLINGTON NORTH SAN 6.150% 5/01/37	60	65
CAMPBELL SOUP CO 3.125% 4/24/50	66	45
CANADIAN PACIFIC RAI 3.000% 12/02/41	223	168
CANADIAN PACIFIC RR 5.750% 3/15/33	70	70
CAPITAL ONE FINANCIA 3.300% 10/30/24	350	338
CAPITAL ONE FINL V-D 4.927% 5/10/28	29	28
CAPITAL ONE FINL V-D 4.985% 7/24/26	50	49
CBS CORP 4.000% 1/15/26	200	192
CELANESE US HLDS 6.050% 3/15/25	118	118
CENTERPOINT ENER HOU 3.000% 2/01/27	91	86
CGI INC 2.300% 9/14/31	200	152
CHARTER COMM OPT LLC 3.500% 3/01/42	375	240
CHARTER COMM OPT LLC 3.700% 4/01/51	130	79
CHARTER COMM OPT LLC 5.375% 4/01/38	48	40
CHARTER COMM OPT LLC 6.384% 10/23/35	500	487
CHARTER COMM OPT LLC 6.834% 10/23/55	70	65
CIGNA CORP 3.400% 3/01/27	415	389
CIGNA CORP 4.500% 2/25/26	108	106
CINCINNATI FINL CORP 6.920% 5/15/28	50	53
CITIGROUP INC 4.450% 9/29/27	21	20
CITIZENS FINANCIAL 2.638% 9/30/32	47	35

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
CLEVELAND ELECTRIC 5.950% 12/15/36	40	40
CMS ENERGY CORP 2.950% 2/15/27	39	35
CMS ENERGY CORP 3.875% 3/01/24	180	176
COCA-COLA FEMSA SAB 1.850% 9/01/32	205	154
COMCAST CORP 2.887% 11/01/51	244	157
COMCAST CORP 2.937% 11/01/56	143	88
COMCAST CORP 2.987% 11/01/63	57	34
COMCAST CORP 3.200% 7/15/36	200	162
COMCAST CORP 3.400% 4/01/30	1,375	1,254
COMCAST CORP 3.900% 3/01/38	55	47
COMCAST CORP 4.250% 1/15/33	150	141
COMMONSPIRIT HEALTH 2.782% 10/01/30	545	449
COMMONWEALTH EDISON 3.650% 6/15/46	45	34
COMMONWEALTH EDISON 3.750% 8/15/47	70	54
CONTL AIRLINES 2012- 4.000% 10/29/24	396	378
COREBRIDGE FIN 3.650% 4/05/27	145	135
COREBRIDGE FINANCIAL 3.850% 4/05/29	105	96
CORPORATE OFFICE PRO 2.000% 1/15/29	90	69
CORPORATE OFFICE PRO 2.750% 4/15/31	362	271
CSL FINANCE PLC 3.850% 4/27/27	215	206
CSX CORP 6.000% 10/01/36	175	184
CVS HEALTH CORP 2.700% 8/21/40	500	345
DDR CORP 3.625% 2/01/25	61	58
DELL INTL L L C / EM 6.020% 6/15/26	353	360
DELTA AIR LINES 2015 3.625% 7/30/27	973	888
DELTA AIRLINES 2015B 4.250% 7/30/23	231	227
DH EUROPE FINANCE II 3.250% 11/15/39	80	64
DISCOVER FINL SVCS 6.700% 11/29/32	123	125
DISCOVERY COMMUNICAT 3.450% 3/15/25	120	114
DISCOVERY COMMUNICAT 5.200% 9/20/47	275	204
DOMINION ENERGY INC 3.375% 4/01/30	210	185
DOMINION RESOURCES 2.850% 8/15/26	76	70
DOWDUPONT INC 5.319% 11/15/38	100	96
DR PEPPER SNAPPLE GR 4.420% 12/15/46	70	57
DTE ENERGY CO 1.050% 6/01/25	380	344
DUKE ENERGY CORP 2.650% 9/01/26	43	40
DUKE ENERGY CORP 6.000% 12/01/28	80	85
DUKE ENERGY FLORIDA 3.800% 7/15/28	200	190
DUKE ENERGY OHIO INC 4.300% 2/01/49	60	49

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
DUKE ENERGY PROGRESS 2.900% 8/15/51	180	118
DUKE ENERGY PROGRESS 4.200% 8/15/45	130	109
EASTERN GAS TRAN 3.900% 11/15/49	206	145
ECOPETROL SA 5.875% 9/18/23	128	127
EDISON INTERNATIONAL 3.550% 11/15/24	100	97
EMERA US FINANCE LP 3.550% 6/15/26	70	66
EMERA US FINANCE LP 4.750% 6/15/46	150	116
ENABLE MIDSTREAM PAR 4.950% 5/15/28	55	53
ENERGY TRANSFER OPER 6.250% 4/15/49	209	194
ENERGY TRANSFER PART 4.750% 1/15/26	324	315
ENERGY TRANSFER PART 5.500% 6/01/27	36	36
ENERGY TRANSFER PART 6.050% 6/01/41	268	252
ENTERGY LOUISIANA LL 2.400% 10/01/26	59	54
ENTERGY LOUISIANA LL 2.900% 3/15/51	140	90
ENTERGY LOUISIANA LL 3.050% 6/01/31	57	49
ENTERGY LOUISIANA LL 3.120% 9/01/27	40	37
ENTERGY MISSISSIPPI 3.850% 6/01/49	190	145
ENTERPRISE PRODUCTS 4.900% 5/15/46	180	157
EQUINIX INC 2.900% 11/18/26	305	279
ESSEX PORTFOLIO LP 1.650% 1/15/31	200	149
EVERGY INC 2.900% 9/15/29	235	203
EVERSOURCE ENERGY 2.900% 10/01/24	350	337
EXELON CORP 5.100% 6/15/45	170	158
EXELON GENERATION CO 3.250% 6/01/25	340	325
EXELON GENERATION CO 6.250% 10/01/39	180	184
EXXON MOBIL CORPORAT 2.995% 8/16/39	400	306
FISERV INC 4.400% 7/01/49	90	73
FOMENTO ECONOMICO ME 3.500% 1/16/50	260	182
FORD FOUNDATION/THE 2.815% 6/01/70	90	52
FORTIS INC 3.055% 10/04/26	155	144
GEN MOTORS FIN 3.800% 4/07/25	280	270
GENERAL MOTORS FINL 2.350% 1/08/31	157	118
GENERAL MOTORS FINL 2.750% 6/20/25	360	337
GENERAL MOTORS FINL 4.350% 1/17/27	117	111
GILEAD SCIENCES INC 2.600% 10/01/40	300	209
GLOBAL PAYMENTS INC 2.900% 5/15/30	67	55
GLOBAL PAYMENTS INC 2.900% 11/15/31	129	102
GLOBAL PAYMENTS INC 3.200% 8/15/29	186	158
GOLDMAN SACHS GROUP 3.800% 3/15/30	200	180

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
GOLDMAN SACHS GROUP 3.850% 1/26/27	224	213
HACKENSACK MERIDIAN 2.675% 9/01/41	445	309
HACKENSACK MERIDIAN 2.875% 9/01/50	250	162
HALLIBURTON CO 4.850% 11/15/35	43	40
HALLIBURTON COMPANY 6.700% 9/15/38	50	53
HANOVER INSURANCE GR 2.500% 9/01/30	140	108
HARRIS CORPORATION 4.854% 4/27/35	40	37
HARTFORD FINL SVCS 4.300% 4/15/43	90	72
HCA INC 3.500% 7/15/51	92	59
HCA INC 5.125% 6/15/39	175	157
HCA INC 5.250% 6/15/26	600	593
HCA INC 5.500% 6/15/47	105	93
HCP INC 3.250% 7/15/26	350	330
HEALTH CARE REIT INC 6.500% 3/15/41	140	139
HEALTHPEAK PROPERTIE 2.125% 12/01/28	271	227
HF SINCLAIR CORP 2.625% 10/01/23	275	269
HF SINCLAIR CORP 5.875% 4/01/26	155	155
HOME DEPOT INC 4.950% 9/15/52	145	139
HP INC 4.750% 1/15/28	150	146
HSBC HLDGS PLC CONV 7.350% 11/27/32	224	211
HSBC HOLDINGS PLC 6.100% 1/14/42	280	292
HSBC HOLDINGS V-D 7.336% 11/03/26	228	237
HSBC HOLDINGS V-D 7.390% 11/03/28	200	210
IBM CORP 3.500% 5/15/29	1,350	1,241
ING GROEP NV 3.950% 3/29/27	200	189
INTL FLAVOR & FRAGRA 5.000% 9/26/48	274	233
JB HUNT TRANSPRT SVC 3.850% 3/15/24	100	98
JERSEY CENTRAL PWR 6.150% 6/01/37	30	29
KANSAS CITY POWER & 4.200% 3/15/48	60	49
KANSAS CITY SOUTHERN 4.700% 5/01/48	217	187
KEYCORP MTN V-D 4.789% 6/01/33	45	42
KINDER MORGAN INC/DE 5.050% 2/15/46	40	34
KLA CORP 3.300% 3/01/50	100	72
KRAFT HEINZ FOODS CO 4.375% 6/01/46	120	98
KRAFT HEINZ FOODS CO 4.625% 10/01/39	155	136
KROGER CO 4.450% 2/01/47	175	147
L3HARRIS TECH INC 1.800% 1/15/31	230	177
LASMO USA INC DTD 7.300% 11/15/27	70	74
LEAR CORP 2.600% 1/15/32	85	64

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	LIFE STORAGE LP 2.400% 10/15/31	135	104
	LIFE STORAGE LP 4.000% 6/15/29	214	192
	LLOYDS BANKING GROUP 4.375% 3/22/28	200	190
	LLOYDS TSB CONV V-S 3.511% 3/18/26	200	190
	LOUISVILLE GAS & ELE 4.650% 11/15/43	100	86
	LOWE'S COS INC 2.625% 4/01/31	230	191
	LOWE'S COS INC 3.000% 10/15/50	225	143
	LOWE'S COS INC 5.625% 4/15/53	124	119
	LUBRIZOL CORP 6.500% 10/01/34	193	220
	LYB INTL FINANCE BV 4.875% 3/15/44	170	142
	MACQUARIE GROUP MTN 6.207% 11/22/24	231	233
	MAGALLANES INC 5.141% 3/15/52	253	184
	MANULIFE FINL CORP 3.703% 3/16/32	310	276
	MARATHON PETROLEUM 4.700% 5/01/25	138	136
	MARSH & MCLENNAN COS 4.375% 3/15/29	325	314
	MASCO CORP 2.000% 10/01/30	90	70
	MASCO CORP 6.500% 8/15/32	110	113
	MASS MUTUAL LIFE 5.672% 12/01/52	154	152
	MCDONALD'S CORP 4.200% 4/01/50	125	104
	MCDONALD'S CORP 4.700% 12/09/35	101	97
	MCDONALD'S CORP 6.300% 10/15/37	38	41
	MDC HOLDINGS INC 2.500% 1/15/31	265	191
	MEAD JOHNSON NUTRITI 4.600% 6/01/44	35	31
	MEMORIAL HEALTH SERV 3.447% 11/01/49	310	225
	MET LIFE GLOB MTN 3.300% 3/21/29	542	485
	MICROCHIP TECH INC 0.983% 9/01/24	92	85
	MICROCHIP TECHNOLOGY 2.670% 9/01/23	108	106
	MICROSOFT CORP 3.041% 3/17/62	46	32
	MID-AMERICA APARTMEN 1.700% 2/15/31	160	125
	MIDMICHIGAN HEALTH 3.409% 6/01/50	90	62
	MITSUBISHI UFJ FIN 2.048% 7/17/30	360	284
	MITSUBISHI UFJ FIN 3.751% 7/18/39	290	236
	MIZUHO FINANCIAL V-A 5.414% 9/13/28	425	425
	MOODY'S CORPORATION 3.250% 5/20/50	210	145
*	MORGAN STANLEY 3.125% 7/27/26	500	466
*	MORGAN STANLEY 3.625% 1/20/27	544	513
	MPLX LP 4.800% 2/15/29	139	133
	MYLAN INC 5.400% 11/29/43	50	40
	NATIONAL RETAIL PROP 3.600% 12/15/26	62	58

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
NATWEST GRP CONV V-A 7.472% 11/10/26	200	208
NISOURCE INC 1.700% 2/15/31	200	152
NOMURA HOLDINGS INC 2.648% 1/16/25	276	261
NOMURA HOLDINGS INC 2.679% 7/16/30	200	160
NORDEA BANK ABP 5.375% 9/22/27	200	201
NORDSTROM INC 4.000% 3/15/27	295	246
NORDSTROM INC 4.250% 8/01/31	331	237
NORFOLK SOUTHERN COR 3.942% 11/01/47	151	121
NORFOLK SOUTHERN COR 4.837% 10/01/41	235	216
NORTHEASTERN UNIVERS 2.894% 10/01/50	400	264
NORTHERN STATE PWR- 6.200% 7/01/37	50	54
NORTHERN STS PWR CO 4.500% 6/01/52	217	197
NORTHROP GRUMMAN COR 5.250% 5/01/50	335	330
NUCOR CORP 2.979% 12/15/55	50	31
NUTRIEN LTD 4.125% 3/15/35	100	86
NVENT FINANCE SARL 4.550% 4/15/28	98	90
NXP BV / NXP FDG LLC 2.500% 5/11/31	300	239
NXP BV / NXP FDG LLC 3.250% 5/11/41	425	296
NXP BV/NXP FDG LLC 3.150% 5/01/27	350	317
OFFICE PPTY INCOME 2.400% 2/01/27	280	205
OFFICE PPTY INCOME 2.650% 6/15/26	350	271
OHIO POWER COMPANY 2.900% 10/01/51	240	156
ONCOR ELECTRIC DELIV 3.100% 9/15/49	215	152
ORACLE CORP 1.650% 3/25/26	300	268
ORACLE CORP 3.850% 7/15/36	267	218
ORACLE CORP 3.950% 3/25/51	174	124
ORACLE CORP 4.000% 7/15/46	120	87
OTIS WORLDWIDE CORP 2.565% 2/15/30	200	168
PACIFIC GAS & 2.950% 3/01/26	105	96
PACIFIC GAS & ELECTR 1.700% 11/15/23	135	131
PACIFIC GAS & ELECTR 3.750% 8/15/42	50	34
PACIFIC GAS & ELECTR 4.300% 3/15/45	85	60
PACIFIC GAS & ELECTR 4.450% 4/15/42	200	149
PACIFIC GAS AND ELEC 3.450% 7/01/25	170	161
PECO ENERGY CO 2.800% 6/15/50	100	65
PENSKE TRUCK LEASING 5.875% 11/15/27	132	133
PEPPERDINE UNIV 3.301% 12/01/59	150	94
PG&E RECOV FND 5.536% 7/15/47	180	182
PG&E WILDFIRE RECOV 4.263% 6/01/38	125	116

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	PG&E WILDFIRE RECOV 5.099% 6/01/54	150	141
	PG&E WILDFIRE RECOV 5.212% 12/01/49	80	77
	PHILLIPS 66 CO 3.150% 12/15/29	105	92
	PHILLIPS 66 CO 3.550% 10/01/26	15	14
	PHILLIPS 66 CO SR 3.605% 2/15/25	60	58
	PHYSICIANS REALTY LP 2.625% 11/01/31	140	109
	PIEDMONT HEALTHCARE 2.864% 1/01/52	245	153
	PIONEER NATURAL RESO 1.900% 8/15/30	230	180
	PLAINS ALL AMER PIPE 4.700% 6/15/44	130	99
	PLAINS ALL AMER PIPE 5.150% 6/01/42	185	150
	PRECISION CASTPARTS 3.900% 1/15/43	250	206
	PRECISION CASTPARTS 4.375% 6/15/45	80	70
*	PRINCIPAL FINANCIAL 3.700% 5/15/29	105	97
	PROGRESS ENERGY INC 7.000% 10/30/31	50	55
	PROLOGIS LP 2.875% 11/15/29	90	78
	PROLOGIS LP 3.250% 6/30/26	23	22
	PROV ST JOSEPH HLTH 2.746% 10/01/26	28	26
	PSI ENERGY INC 6.120% 10/15/35	50	51
	PUBLIC SERVICE COLOR 3.550% 6/15/46	27	20
	PUBLIC SERVICE ELECT 2.250% 9/15/26	70	64
	PUBLIC SERVICE ENTER 2.875% 6/15/24	400	386
	PUBLIC STORAGE 1.950% 11/09/28	124	106
	PUBLIC STORAGE 2.250% 11/09/31	104	83
	QUALCOMM INC 4.500% 5/20/52	115	101
	QUANTA SERVICES INC 2.350% 1/15/32	200	152
	RAYTHEON TECH CORP 2.375% 3/15/32	273	221
	RAYTHEON TECH CORP 4.350% 4/15/47	17	14
	REALTY INCOME CORP 1.800% 3/15/33	145	104
	REGENCY CENTERS LP 2.950% 9/15/29	180	151
	REGENCY CENTERS LP 4.125% 3/15/28	200	186
	REGENERON PHARMACEUT 1.750% 9/15/30	290	224
	ROGERS COMM CONTRA 4.550% 3/15/52	140	0
	ROGERS COMM INC 4.550% 3/15/52	140	109
	ROPER TECHNOLOGIES 2.000% 6/30/30	130	104
	ROYAL BK SCOTLND GRP 4.800% 4/05/26	200	196
	RYDER SYSTEM INC 1.750% 9/01/26	271	238
	S&P GLOBAL INC 2.900% 3/01/32	151	129
	SABINE PASS LIQUEFAC 4.500% 5/15/30	220	204
	SABRA HEALTH CARE LP 3.200% 12/01/31	230	171

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
SAFEHOLD OPERATING 2.800% 6/15/31	245	188
SAN DIEGO G & E 2.950% 8/15/51	195	132
SAN DIEGO G & E 6.125% 9/15/37	80	81
SANTANDER CONV V-D 6.833% 11/21/26	200	203
SHELL INTERNATIONAL 5.500% 3/25/40	165	168
SOUTHERN CAL EDISON 3.650% 3/01/28	100	93
SOUTHERN CAL EDISON 4.050% 3/15/42	150	119
SOUTHERN CAL EDISON 4.125% 3/01/48	140	112
SOUTHERN CALIF EDISO 5.550% 1/15/36	100	92
SOUTHERN CALIF GAS 3.200% 6/15/25	150	145
SOUTHERN CO 3.250% 7/01/26	400	376
SOUTHERN CO GAS CAPI 3.150% 9/30/51	165	107
SOUTHERN CO GAS CAPI 3.950% 10/01/46	26	19
SOUTHERN POWER CO 5.150% 9/15/41	70	63
SOUTHWEST GAS CORP 3.800% 9/29/46	49	34
SOUTHWESTERN PUBLIC 4.500% 8/15/41	30	26
SPIRIT AIR 2017-1 PT 3.375% 2/15/30	58	50
STEEL DYNAMICS INC 1.650% 10/15/27	101	85
STELLANTIS FIN 5.625% 1/12/28	200	198
SUNOCO LOGISTICS PAR 3.900% 7/15/26	350	331
TAKEDA PHARMACEUTICA 3.025% 7/09/40	315	231
TAKEDA PHARMACEUTICA 3.175% 7/09/50	200	135
TAMPA ELECTRIC CO 4.450% 6/15/49	225	186
TARGA RES CORP 4.200% 2/01/33	80	69
TELEFONICA EMISIONES 4.665% 3/06/38	150	118
TEXAS HEALTH RESOURC 2.328% 11/15/50	200	114
THERMO FISHER SCIENT 2.000% 10/15/31	90	73
TIME WARNER CABLE IN 5.500% 9/01/41	200	166
TIME WARNER CABLE IN 5.875% 11/15/40	250	218
T-MOBILE USA INC 3.500% 4/15/25	350	336
TOLEDO EDISON COMPAN 6.150% 5/15/37	50	52
TOTAL CAPITAL INTL 2.986% 6/29/41	780	581
TOYOTA MOTOR CREDIT 3.375% 4/01/30	275	249
TRANS-CANADA PIPELIN 6.200% 10/15/37	60	61
TRI-STATE GENERATION 4.250% 6/01/46	37	27
TSMC GLOBAL LTD 4.625% 7/22/32	200	197
TUCSON ELECTRIC POWE 4.850% 12/01/48	125	107
TYSON FOODS INC 5.150% 8/15/44	80	74
UBS GROUP AG V-A 4.488% 5/12/26	355	347

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
UBS GROUP AG V-A 4.703% 8/05/27	200	193
UDR INC 2.100% 8/01/32	250	184
UDR INC 2.950% 9/01/26	32	29
UNION CARBIDE CORP 7.750% 10/01/96	110	123
UNION ELECTRIC CO 2.950% 6/15/27	50	47
UNITED AIR 2013-1 A 4.300% 2/15/27	151	140
UNITED AIR 2016-1 AA 3.100% 7/07/28	147	133
UNITED AIR 2016-1 B 3.650% 1/07/26	50	46
UNITED AIR 2016-2 A 3.100% 10/07/28	257	208
UNITED AIR 2018-1 A 3.700% 3/01/30	360	300
UNITED AIR 2018-1 AA 3.500% 3/01/30	155	133
UNITED AIR 2018-1 B 4.600% 3/01/26	127	116
UNITED AIR 2019-1 A 4.550% 8/25/31	232	195
UNITED AIR 2019-1 AA 4.150% 8/25/31	216	191
UNITED AIR 2020-1 A 5.875% 10/15/27	339	334
UNITED TECHNOLOGIES 3.750% 11/01/46	105	81
UNITEDHEALTH GROUP 3.250% 5/15/51	200	143
UNITEDHEALTH GROUP 4.625% 7/15/35	124	120
UNITEDHEALTH GRP INC 5.875% 2/15/53	105	113
UNIV OF SOUTHERN CAL 3.226% 10/01/20	200	116
UNIVERSAL HEALTH SVC 2.650% 10/15/30	17	14
US BANCORP V-D 5.727% 10/21/26	128	130
VALERO ENERGY CORP 2.150% 9/15/27	134	117
VALERO ENERGY CORP 7.500% 4/15/32	21	24
VENTAS REALTY LP 3.250% 10/15/26	25	23
VERISK ANALYTICS INC 3.625% 5/15/50	200	138
VERIZON COMMUNICATIO 3.550% 3/22/51	200	142
VIRGINIA ELEC & POWE 3.800% 9/15/47	50	38
VMWARE INC 1.400% 8/15/26	680	593
VODAFONE GROUP PLC 5.000% 5/30/38	300	276
VORNADO REALTY LP 3.500% 1/15/25	70	65
VR BANCO SANTANDER 1.722% 9/14/27	200	171
VR BANK OF AMERICA 1.734% 7/22/27	450	394
VR BANK OF AMERICA 1.898% 7/23/31	160	123
VR BANK OF AMERICA 2.087% 6/14/29	219	184
VR BANK OF AMERICA 2.572% 10/20/32	345	270
VR BANK OF AMERICA 2.676% 6/19/41	675	454
VR BANK OF AMERICA 3.970% 3/05/29	81	75
VR BANK OF AMERICA 3.974% 2/07/30	3,400	3,088

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	VR BANK OF AMERICA 4.330% 3/15/50	180	148
	VR BANK OF MONTREAL 3.803% 12/15/32	67	59
	VR BARCLAYS PLC 2.894% 11/24/32	200	152
	VR CAPITAL ONE FINAN 1.878% 11/02/27	34	30
	VR CITIGROUP INC 1.122% 1/28/27	500	436
	VR CITIGROUP INC 2.520% 11/03/32	385	299
	VR CITIGROUP INC 3.057% 1/25/33	133	107
	VR CITIGROUP INC 3.668% 7/24/28	290	266
	VR CITIGROUP INC 3.878% 1/24/39	50	41
	VR CITIGROUP INC 4.412% 3/31/31	3,550	3,260
	VR DEUTSCHE BANK NY 2.129% 11/24/26	220	194
	VR DEUTSCHE BANK NY 2.222% 9/18/24	390	377
	VR GOLDMAN SACHS 4.223% 5/01/29	1,260	1,174
	VR GOLDMAN SACHS GRO 1.948% 10/21/27	61	53
	VR GOLDMAN SACHS GRO 1.992% 1/27/32	400	305
	VR GOLDMAN SACHS GRO 2.383% 7/21/32	290	225
	VR GOLDMAN SACHS GRO 2.640% 2/24/28	234	208
	VR GOLDMAN SACHS GRO 3.272% 9/29/25	500	482
	VR GOLDMAN SACHS GRO 3.691% 6/05/28	639	594
	VR HSBC HOLDINGS PLC 2.206% 8/17/29	220	178
	VR HSBC HOLDINGS PLC 2.357% 8/18/31	320	245
*	VR JPMORGAN CHASE & 4.005% 4/23/29	2,485	2,299
*	VR JPMORGAN CHASE & 4.203% 7/23/29	600	559
	VR LLOYDS BANKING GR 2.438% 2/05/26	300	279
	VR MITSUBISHI UFJ FI 1.538% 7/20/27	310	269
	VR MIZUHO FINANCIAL 1.234% 5/22/27	284	246
*	VR MORGAN STANLEY 1.794% 2/13/32	470	353
*	VR MORGAN STANLEY 2.475% 1/21/28	211	187
*	VR MORGAN STANLEY 3.622% 4/01/31	200	175
*	VR MORGAN STANLEY 4.431% 1/23/30	137	128
*	VR MORGAN STANLEY 4.457% 4/22/39	135	119
	VR NORTHERN TRUST CO 3.375% 5/08/32	38	35
	VR ROYAL BK SCOTLND 3.754% 11/01/29	236	219
	VR ROYAL BK SCOTLND 4.445% 5/08/30	235	213
	VR SANTANDER UK GROU 1.673% 6/14/27	270	230
	VR WESTPAC BANKING 2.894% 2/04/30	250	229
	VR WESTPAC BANKING 4.322% 11/23/31	120	113
	WALT DISNEY COMPANY/ 7.625% 11/30/28	100	113
	WASTE MANAGEMENT INC 4.150% 4/15/32	163	155

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
WELLS FARGO & COMPAN 4.300% 7/22/27	148	142
WELLS FARGO & COMPAN 4.900% 11/17/45	67	58
WELLS FARGO MTN V-D 4.808% 7/25/28	306	299
WELLTOWER INC 4.250% 4/01/26	100	97
WESTPAC BANKING CORP 3.133% 11/18/41	175	115
WISCONSIN ENERGY COR 3.550% 6/15/25	29	28
WORKDAY INC 3.500% 4/01/27	225	210
WP CAREY INC 2.450% 2/01/32	180	141
WP CAREY INC 4.250% 10/01/26	300	289
WW GRAINGER INC 4.600% 6/15/45	91	83
XCEL ENERGY INC 3.400% 6/01/30	200	178
XILINX INC 2.375% 6/01/30	584	491
YALE-NEW HAVEN HLTH 2.496% 7/01/50	210	126
ZOETIS INC 2.000% 5/15/30	190	154
Total Corporate Debt Instruments		$91,974

Common Stocks
10X GENOMICS INC	107	3,904
ACADEMY SPORTS & OUTDOORS INC	27	1,403
ACCO BRANDS CORP	169	947
ACI WORLDWIDE INC	75	1,730
ADOBE INC	11	3,649
ADTRAN HOLDINGS INC	103	1,929
ADVANCE AUTO PTS INC	13	1,911
AERCAP HOLDINGS NV	85	4,948
AGCO CORP COM	9	1,268
AIR LEASE CORP	45	1,739
AIR PRODS & CHEMS INC COM	39	12,114
AIRBNB INC	58	4,918
ALASKA AIR GROUP INC	59	2,522
ALBANY INTL CORP NEW CL A	21	2,098
ALEXANDER & BALDWIN INC	64	1,198
ALIGN TECHNOLOGY INC	53	11,096
ALLEGRO MICROSYSTEMS INC	31	919
ALLIANT ENERGY CORPORATION	36	1,991
ALPHABET INC CL C	86	7,634
ALTRIA GROUP INC	155	7,077
AMAZON COM INC COM	340	28,623

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	AMERICAN ASSETS TRUST INC	70	1,848
*	AMERICAN EXPRESS CO	4,427	654,158
	AMERICAN TOWER CORP	26	5,483
	AMERICAN WOODMARK CORP COM	23	1,145
	AMERICOLD REALTY TRUST INC REIT	64	1,806
	ANTERO RESOURCES CORP	27	837
	APPLE INC	114	14,819
	ARAMARK	63	2,612
	ARGENX SE-ADR	2	644
	ARMSTRONG WORLD INDUSTRIES INC	21	1,458
	ASBURY AUTOMOTIVE GROUP INC	3	556
	ASCENDIS PHARMA A/S-ADR	12	1,514
	ASPEN TECHNOLOGY INC	5	1,089
	ASSURED GUARANTY LTD USD 1.0	24	1,500
	ASTRAZENECA PLC ADR	42	2,877
	AT & T INC	181	3,324
	ATLANTIC UNION BANKSHARES CORP	56	1,966
	ATLASSIAN CORPORATION CL A	94	12,072
	ATRICURE INC	23	1,030
	AUTOLIV INC COM	30	2,267
	AXALTA COATING SYSTEMS LTD	131	3,321
	AXON ENTERPRISE INC	5	763
	AZEK CO INC/THE	100	2,027
	BANC OF CALIFORNIA INC	88	1,399
	BANK OF AMERICA CORP	134	4,433
	BAXTER INTL INC	60	3,034
	BELDEN INC	24	1,748
	BENTLEY SYSTEMS INC	45	1,663
*	BERKSHIRE HATHAWAY INC.	60	18,508
	BJ'S WHOLESALE CLUB HOLDINGS	27	1,786
*	BLACKROCK INC	17	11,877
	BLOCK INC CL A	304	19,086
	BOOZ ALLEN HAMILTON HOLDING CL A	9	941
	BOSTON SCIENTIFIC CORP COM	75	3,464
	BP PLC - ADR	158	5,503
	BRADY CORP	9	444
	BRIGHTVIEW HOLDINGS INC	119	818
	BRISTOL MYERS SQUIBB CO	58	4,162
	BROWN & BROWN INC	21	1,213

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
BRP GROUP INC	66	1,656
BRUNSWICK CORP	22	1,550
CACI INTL INC FORMERLY CACI INC TO	6	1,871
CACTUS INC	20	1,005
CADENCE BANK	55	1,348
CANADIAN NAT RES LTD	51	2,810
CENTERSPACE	22	1,301
CENTURY COMMUNITIES INC	30	1,523
CHARLES RIVER LABORATORIES	4	850
CHARTER COMMUNICATIONS INC-A	16	5,297
CHEMED CORP NEW	2	1,021
CHEVRON CORP	84	15,041
CHORD ENERGY CORPORATION	11	1,496
CINCINNATI FINANCIAL CORP	60	6,103
CISCO SYSTEMS INC	175	8,320
CITIGROUP INC.	213	9,631
CLEAN HARBORS INC	11	1,252
CLEARWATER ANALYTICS HLDGS INC	34	645
CLOUDFLARE INC	211	9,557
COGNEX CORP	18	824
COMCAST CORP CLASS A	153	5,342
CONAGRA BRANDS INC	104	4,031
CONCENTRIX CORP	13	1,795
CONOCOPHILLIPS	53	6,238
COOPER COS INC COM NEW	7	2,197
CORPORATE OFFICE PROPERTIES COM	73	1,889
COSTAR GROUP, INC	251	19,432
COSTCO WHOLESALE CORP	9	4,266
CROWDSTRIKE HOLDINGS INC	21	2,183
CROWN CASTLE INC REIT	69	9,347
CROWN HLDGS INC	46	3,792
CTS CORP	36	1,411
CULLEN FROST BANKERS INC COM	18	2,355
CVS HEALTH CORPORATION	61	5,658
CYBER-ARK SOFTWARE LTD/ISRAE	8	985
D R HORTON INC COM	30	2,711
DATADOG INC	127	9,321
DECKERS OUTDOOR CORP	4	1,673
DELTA AIR LINES INC	118	3,889

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
DENTSPLY SIRONA INC	88	2,816
DEXCOM INC	300	33,908
DIAGEO PLC - ADR	56	10,059
DIAMONDBACK ENERGY INC	16	2,128
DOMINION ENERGY INC	138	8,464
DOORDASH INC	151	7,370
DRIVEN BRANDS HOLDINGS INC	67	1,830
DUPONT DE NEMOURS INC	59	4,048
EAGLE MATLS INC	16	2,157
EASTERN BANKSHARES INC	84	1,443
ECOVYST INC	253	2,243
EDISON INTL COM	66	4,192
EDWARDS LIFESCIENCES CORP	81	6,058
ELASTIC NV	12	618
ELEMENT SOLUTIONS INC	114	2,071
EMCOR GROUP INC COM	12	1,822
ENCOMPASS HEALTH CORP	22	1,286
ENCORE WIRE CORP	7	932
ENPHASE ENERGY INC	11	3,013
ENTEGRIS INC	12	754
ENVISTA HOLDINGS CORP	33	1,104
EPLUS INC	27	1,204
ESAB CORP	49	2,303
FASTENAL CO	152	7,215
FEDEX CORPORATION	27	4,669
FIDELITY NATL INFORMATION SVCS INC	151	10,250
FIRST CTZNS BANCSHARES INC CL A	3	1,900
FIRST INDL RLTY TR INC COM	37	1,773
FIRST INTERSTATE BANCSYSTEM IN	34	1,321
FIRSTENERGY CORP COM	109	4,584
FIVE BELOW INC	9	1,623
FLOOR & DECOR HOLDINGS INC	136	9,495
FLYWIRE CORP	32	788
FMC CORP COM NEW	8	1,061
FOCUS FINANCIAL PARTNERS INC	27	1,021
FORTUNE BRANDS INNOVATIONS INC	19	1,087
FULLER H B CO	19	1,372
GATX CORP	15	1,614
GENERAL MOTORS CO	138	4,630

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
GENTHERM INC	8	520
GFL ENVIRONMENTAL INC-SUB VT	80	2,338
GLOBAL PMTS INC W/I	37	3,719
GLOBAL-E ONLINE LTD	19	392
GSK PLC SPONS ADR	107	3,749
GUARDANT HEALTH INC	—	0
HAEMONETICS CORP MASS	18	1,391
HALEON PLC SPONS ADR	405	3,240
HAMILTON LANE INC	29	1,846
HANCOCK WHITNEY CORP	37	1,777
HEALTHEQUITY INC	9	561
HENRY JACK & ASSOC INC COM	6	1,018
HEXCEL CORP NEW COM	62	3,673
HOME DEPOT INC	13	4,117
HORIZON THERAPEUTICS PLC	37	4,198
HOSTESS BRANDS INC	75	1,687
HOULIHAN LOKEY INC	8	698
HOWARD HUGHES CORP/THE	27	2,052
HUBBELL INCORPORATED	8	1,911
HURON CONSULTING GROUP INC	24	1,758
ICF INTERNATIONAL INC	12	1,218
ICU MED INC COM	10	1,653
IDACORP INC	18	1,888
INGREDION INC	28	2,743
INNOVATIVE INDUSTRIAL PROPER	8	861
INSPIRE MEDICAL SYSTEMS INC	5	1,159
INTEGER HOLDINGS CORP	32	2,198
INTEGRA LIFESCIENCES HOLDING	44	2,472
INTEGRAL AD SCIENCE HOLDING CO	68	593
INTERNATIONAL BANCSHARES CRP	31	1,419
INTERNATIONAL GENERAL INSURANC	132	1,056
INTRA-CELLULAR THERAPIES INC	19	1,005
INTUIT COM	39	15,220
IQVIA HOLDINGS INC	21	4,229
ITT INC	19	1,541
IVERIC BIO INC	31	672
J & J SNACK FOODS CORP	12	1,853
JAZZ PHARMACEUTICALS PLC	24	3,877
JFROG LTD	34	723

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	JOHN BEAN TECHNOLOGIES CORP	12	1,118
	JOHNSON & JOHNSON	90	15,862
*	JPMORGAN CHASE & CO	59	7,900
	KEMPER CORP	41	2,005
	KIMCO REALTY CORP REIT	49	1,047
	KONTOOR BRANDS INC	48	1,913
	KROGER CO	110	4,910
	LAM RESEARCH CORP COM	26	11,098
	LATTICE SEMICONDUCTOR CORP	22	1,410
	LEGEND BIOTECH CORP-ADR	23	1,148
	LEONARDO DRS INC	12	158
	LESLIE'S INC	58	714
	LITHIA MOTORS INC CL A COM	11	2,264
	LOWES COS INC	56	11,114
	LUXFER HOLDINGS PLC	72	989
	LXP INDUSTRIAL TRUST REIT	94	944
	MACOM TECHNOLOGY SOLUTIONS H	16	995
	MAGNA INTL INC CL A	34	1,938
	MAGNOLIA OIL & GAS CORP CL A	80	1,865
	MARRIOTT VACATIONS WORLDWIDE C	9	1,238
	MASTERCARD INC	14	4,985
	MATADOR RESOURCES CO	30	1,729
	MATCH GROUP INC NEW	207	8,605
	MATIV HOLDINGS INC	82	1,716
	MEDTRONIC PLC	45	3,513
	MERCK & CO INC NEW	103	11,470
	MERIT MEDICAL SYS INC	23	1,603
	META PLATFORMS INC CL A	64	7,719
	MICRON TECHNOLOGY INC	40	2,006
	MICROSOFT CORP	64	15,312
	MIDDLEBY CORP	6	823
	MONRO INC	39	1,743
	MOOG INC CL A	25	2,150
	MYT NETHERLANDS PARENT BV ADR	34	303
	NATIONAL INSTRS CORP COM	39	1,430
	NATIONAL RETAIL PPTYS INC	21	957
	NATIONAL STORAGE AFFILIATES TR	32	1,145
	NATIONAL VISION HOLDINGS INC	46	1,764
	NESTLE S.A. REGISTERED SHARES - ADR	58	6,703

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
NETFLIX INC	59	17,375
NEW JERSEY RES CORP	25	1,260
NEW RELIC INC	15	847
NEW YORK CMNTY BANCORP INC	382	3,281
NEWMONT CORP	65	3,074
NICE LTD - SPON ADR	9	1,808
NIKE INC CL B	29	3,413
NINTENDO CO., LTD. - ADR	548	5,711
NMI HOLDINGS INC	67	1,399
NORFOLK SOUTHERN CORP	34	8,278
NORTHWESTERN CORP	34	2,019
NVIDIA CORP	89	13,032
ONTO INNOVATION INC	17	1,186
ORION ENGINEERED CARBONS SA	56	1,000
OWENS & MINOR INC COM	50	980
PAPA JOHNS INTL INC COM	24	1,960
PARAGON 28 INC	36	678
PAYCHEX INC	77	8,926
PAYLOCITY HOLDING CORP	9	1,709
PAYPAL HOLDINGS INC	29	2,100
PDC ENERGY INC	28	1,781
PEBBLEBROOK HOTEL TRUST	102	1,370
PERELLA WEINBERG PARTNERS	200	1,960
PERFICIENT INC	12	830
PERFORMANCE FOOD GROUP CO	21	1,238
PFIZER INC	283	14,525
PHILIP MORRIS INTERNATIONAL IN	69	7,033
PHILLIPS EDISON & CO INC	47	1,486
PINNACLE FINL PARTNERS INC	26	1,900
PJT PARTNERS INC	12	862
PLANET FITNESS INC	17	1,363
POOL CORPORATION	3	1,034
PORTLAND GEN ELEC CO	24	1,187
POST HOLDINGS INC	12	1,097
POTLATCHDELTIC CORP	32	1,390
POWERSCHOOL HOLDINGS INC	84	1,943
PREMIER INC	26	922
PROASSURANCE CORPORATION	138	2,405
PROGRESS SOFTWARE CORP	42	2,113

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	PROGRESSIVE CORP OHIO	96	12,477
	PTC THERAPEUTICS INC	21	802
	PULTE GRP INC	60	2,742
	RADIUS GLOBAL INFRASTRUCTURE I	155	1,837
	RAMBUS INC DEL COM	38	1,376
	REGAL REXNORD CORP	7	888
	REINSURANCE GROUP AMER CLASS A NEW	32	4,557
	RENAISSANCERE HOLDINGS COM	14	2,462
	ROYAL DUTCH SHELL PLC ADR	84	4,796
	RPM INTERNATIONAL INC	7	682
	RPT REALTY	171	1,720
	S&P GLOBAL INC	17	5,628
	SAIA INC	4	902
	SALESFORCE INC	28	3,748
	SAREPTA THERAPEUTICS INC	70	9,130
*	SCHWAB CHARLES CORP NEW	111	9,225
	SCIENCE APPLICATIONS INTERNATI	22	2,463
	SEA LTD-ADR	128	6,652
	SEACOAST BANKING CORP/FL	76	2,364
	SEALED AIR CORP COM	43	2,120
	SERVICENOW INC	88	34,173
	SHOCKWAVE MEDICAL INC	2	473
	SHOPIFY INC - A W/I	385	13,368
	SHUTTERSTOCK INC	29	1,531
	SIGNATURE BANK	4	495
	SILK ROAD MEDICAL INC	30	1,580
	SIRIUSPOINT LTD	145	856
	SITIO ROYALTIES CORP CL A	56	1,615
	SM ENERGY CO	22	777
	SMARTSHEET INC	22	854
	SMITH A O CORP CL B	19	1,105
	SNOWFLAKE INC	89	12,855
	SONOS INC	44	751
	SPECTRUM BRANDS HLDGS INC NEW	21	1,273
	SPIRE INC	12	818
	SPROUT SOCIAL INC	12	678
	STARBUCKS CORP COM	111	11,009
	STERLING CHECK CORP	70	1,089
	SYNAPTICS INC	10	952

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
SYNEOS HEALTH INC	87	3,190
SYNOVUS FINANCIAL CORP	37	1,404
TARGET CORP	68	10,186
TERADYNE INC	40	3,467
TETRA TECH INC NEW	7	987
TEXAS CAP BANCSHARES INC	31	1,866
TEXAS INSTRUMENTS INC	79	13,017
TEXAS ROADHOUSE, INC COMMON STOCK	20	1,832
THERMON GROUP HOLDINGS INC	57	1,138
T-MOBILE US INC	69	9,604
TOPGOLF CALLAWAY BRANDS CORP	98	1,934
TRADE DESK INC/THE	56	2,531
TRANSUNION	40	2,248
TRI POINTE HOMES INC	85	1,571
TRIMAS CORP	83	2,309
TRIUMPH FINANCIAL INC	17	813
TYLER TECHNOLOGIES INC	6	1,994
TYSON FOODS INC CL A DEL	52	3,253
UBER TECHNOLOGIES INC	496	12,273
UGI CORP NEW COM	99	3,685
ULTA BEAUTY, INC	7	3,466
UNIFIRST CORP MASS	9	1,819
UNITED NAT FOODS INC	36	1,413
UNITED PARCEL SERVICE-CL B	60	10,497
URBAN EDGE PROPERTIES-W/I	116	1,632
VAIL RESORTS INC COM	5	1,263
VERIZON COMMUNICATIONS	192	7,560
VERTIV HOLDINGS LLC CL A	103	1,411
VIATRIS INC	189	2,103
VIAVI SOLUTIONS INC	131	1,377
VISA INC-CLASS A SHRS	195	40,524
VISTEON CORP/NEW	17	2,233
VONTIER CORP	160	3,101
VOYA FINANCIAL INC	15	948
WALT DISNEY CO	69	6,030
WARNER MUSIC GROUP CORP	348	12,195
WEBSTER FINL CORP WATERBURY CONN	27	1,284
WELLS FARGO & CO	119	4,901
WESTROCK CO	53	1,868

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	WEX INC	8	1,391
	WHITE MTNS INS GROUP	1	1,588
	WIDEOPENWEST INC	76	694
*	WILLIS TOWERS WATSON PUB LTDCO	20	4,795
	WINTRUST FINL CORP	23	1,921
	WNS HOLDINGS LTD ADR	44	3,537
	WORKIVA INC	16	1,302
	WYNDHAM HOTELS & RESORTS INC	15	1,100
	YETI HOLDINGS INC	17	702
	ZEBRA TECHNOLOGIES CORP CL A	10	2,679
	ZIFF DAVIS INC	20	1,571
	ZOETIS INC	28	4,145
	ZURN ELKAY WATER SOLUTIONS CORP	66	1,398
	Total Common Stocks		$1,955,034

	U.S. Government and Agency Obligations
	FHLMC PL #841090 2.862% 10/01/46	254	254
	FHLMC PL #SD1100 2.500% 5/01/52	276	236
	FHLMC PL #SD1217 2.000% 3/01/52	415	340
	FHLMC PL #SD1658 2.500% 4/01/52	1,888	1,602
	FHLMC PL #SD8219 2.500% 6/01/52	1,506	1,276
	FHLMC PL #SD8265 4.000% 11/01/52	2,090	1,960
	FHLMC PL #WA1626 3.450% 8/01/32	1,022	944
	FHLMC POOL #G60722 3.000% 10/01/46	337	302
	FHLMC POOL #J36413 3.000% 2/01/32	845	805
	FHLMC POOL #Q42018 3.500% 7/01/46	169	157
	FHLMC POOL #QD0878 2.500% 11/01/51	1,359	1,162
	FHLMC POOL #RB5039 3.500% 3/01/40	1,196	1,117
	FHLMC POOL #SB0378 3.500% 4/01/34	516	497
	FHLMC POOL #SD0397 2.500% 7/01/50	1,235	1,064
	FHLMC POOL #SD8037 2.500% 1/01/50	1,171	1,001
	FHLMC POOL #SD8194 2.500% 1/01/52	1,838	1,558
	FHLMC POOL #ZA5297 4.000% 3/01/48	222	211
	FHLMC POOL #ZM0724 4.000% 1/01/46	715	684
	FHLMC POOL #ZM6956 4.500% 6/01/48	770	756
	FHLMC POOL #ZS4735 3.500% 9/01/47	331	302
	FNMA #BM6347 V-M 2.883% 2/01/41	278	281
	FNMA PL #BM7037 V-M 1.754% 3/01/32	900	725

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
FNMA PL #BS3634 1.770% 11/01/31	1,000	800
FNMA PL #BS4030 1.960% 1/01/32	1,200	985
FNMA PL #BS4525 1.940% 1/01/32	1,000	810
FNMA PL #BS4563 2.010% 1/01/32	1,000	819
FNMA PL #BS4654 2.390% 3/01/32	888	756
FNMA PL #BS6258 3.700% 8/01/32	900	846
FNMA PL #BS6339 3.800% 9/01/32	673	637
FNMA PL #BS6742 3.585% 11/01/29	1,307	1,239
FNMA PL #BV5578 3.000% 5/01/52	1,491	1,308
FNMA PL #CA5702 2.500% 5/01/50	815	698
FNMA PL #CA5969 2.500% 6/01/50	281	241
FNMA PL #CA6635 2.500% 8/01/50	382	329
FNMA PL #CA7743 2.500% 11/01/50	1,505	1,275
FNMA PL #CB2097 3.000% 11/01/51	2,216	1,946
FNMA PL #CB2857 2.500% 2/01/52	288	246
FNMA PL #FM3041 5.500% 8/01/49	192	196
FNMA PL #FM8216 4.000% 11/01/48	313	300
FNMA PL #FM8603 4.000% 9/01/49	186	177
FNMA PL #FS0795 3.000% 1/01/42	1,031	929
FNMA PL #FS1507 3.000% 2/01/52	2,256	1,980
FNMA PL #FS1590 2.500% 4/01/52	352	299
FNMA PL #FS1938 2.500% 2/01/52	400	341
FNMA PL #MA4623 2.500% 5/01/52	2,231	1,890
FNMA PL #MA4782 3.500% 10/01/52	1,437	1,305
FNMA PL #MA4783 4.000% 10/01/52	2,031	1,905
FNMA POOL #AM7514 3.070% 2/01/25	2,900	2,799
FNMA POOL #AM7901 3.360% 2/01/30	86	80
FNMA POOL #AM8572 2.750% 4/01/25	3,378	3,232
FNMA POOL #AM8856 2.920% 6/01/30	4,417	3,998
FNMA POOL #AM9491 3.550% 8/01/30	119	111
FNMA POOL #AM9567 2.970% 7/01/24	1,337	1,294
FNMA POOL #AN5935 3.130% 7/01/27	910	859
FNMA POOL #AN6026 2.980% 6/01/27	753	706
FNMA POOL #AN6850 3.220% 9/01/32	1,000	881
FNMA POOL #AN7596 3.160% 6/01/30	1,309	1,208
FNMA POOL #AS5469 4.000% 7/01/45	966	925
FNMA POOL #AS8984 4.500% 3/01/47	273	268
FNMA POOL #BK8753 4.500% 6/01/49	287	279
FNMA POOL #BL0907 3.880% 12/01/28	1,350	1,308

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
FNMA POOL #BL3217 3.330% 7/01/34	2,198	1,985
FNMA POOL #BL4333 2.520% 11/01/29	1,445	1,282
FNMA POOL #BL4791 2.710% 11/01/29	999	900
FNMA POOL #BL5353 2.715% 6/01/28	1,959	1,797
FNMA POOL #BM3375 4.000% 1/01/48	518	496
FNMA POOL #BM3499 4.000% 3/01/48	1,545	1,474
FNMA POOL #BR0999 2.500% 5/01/51	2,318	1,964
FNMA POOL #BU0992 3.000% 11/01/51	1,309	1,170
FNMA POOL #BU0993 3.000% 11/01/51	1,336	1,191
FNMA POOL #FM1000 3.000% 4/01/47	91	81
FNMA POOL #FM1218 3.500% 7/01/34	134	129
FNMA POOL #FM2096 3.500% 11/01/49	1,738	1,597
FNMA POOL #FM5819 4.000% 2/01/48	394	374
FNMA POOL #FM7372 3.500% 4/01/40	1,352	1,263
FNMA POOL #FM8599 3.500% 1/01/35	497	479
FNMA POOL #FM8968 3.000% 4/01/48	270	245
FNMA POOL #FM9427 4.000% 7/01/49	650	621
FNMA POOL #FM9461 3.500% 11/01/51	443	404
FNMA POOL #FM9473 3.000% 8/01/41	1,651	1,498
FNMA POOL #FM9559 3.000% 1/01/40	1,753	1,587
FNMA POOL #FM9728 2.500% 11/01/51	408	348
FNMA POOL #FM9995 4.000% 9/01/41	1,296	1,226
FNMA POOL #FS0569 3.500% 3/01/42	2,257	2,118
FNMA POOL #MA3683 3.500% 6/01/39	1,442	1,347
FNMA POOL #MA4208 2.000% 11/01/50	1,311	1,072
FNMA POOL #MA4305 2.000% 3/01/51	405	331
FNMA POOL #MA4306 2.500% 3/01/51	797	677
GNMA II #CA0265 V- 3.03001% 12/20/70	1,190	1,065
GNMA II POOL #MA7534 2.500% 8/20/51	3,798	3,299
GNMA II POOL #MA7649 2.500% 10/20/51	969	841
GNMA POOL #784044 4.990% 11/20/37	984	979
GNMA POOL #784045 4.500% 7/20/45	465	457
GNMA POOL #784602 4.000% 5/20/38	798	761
GNMA POOL #BA7567 4.500% 5/20/48	174	169
GNMA POOL #BI0416 4.500% 11/20/48	237	232
GNMA POOL #BJ1318 5.000% 5/20/49	677	690
GNMA POOL #BK7169 5.000% 12/20/48	231	233
GNMA POOL #BL7729 5.000% 5/20/49	416	426
GNMA POOL #BM9692 4.500% 7/20/49	512	498

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
RFCSP STRIP PRINCIPAL 1/15/30	500	365
TENN VAL AUTH CPN STRIP 3/15/32	300	194
TENN VALLEY AUTH 4.250% 9/15/65	124	108
TENN VALLEY AUTH 4.625% 9/15/60	70	65
TREAS INFL IND BD 0.125% 1/15/30	397	357
TVA PRIN STRIP 6/15/35	500	280
U.S. TREASURY BONDS 2.250% 2/15/52	7,070	4,916
U.S. TREASURY BONDS 3.000% 8/15/52	333	274
U.S. TREASURY BONDS 3.375% 8/15/42	291	260
U.S. TREASURY NOTES 2.750% 5/31/29	2,430	2,258
U.S. TREASURY NOTES 2.750% 8/15/32	1,572	1,431
U.S. TREASURY NOTES 2.875% 4/30/29	3,320	3,109
U.S. TREASURY NOTES 2.875% 5/15/32	1,740	1,603
U.S. TREASURY NOTES 3.125% 8/31/27	1,133	1,090
US TREAS SEC STRIPPED	300	206
US TREAS SEC STRIPPED 5/15/33	900	591
US TREAS SEC STRIPPED 11/15/32	1,000	669
US TREAS SEC STRIPPED 11/15/33	900	577
US TREASURY BOND 1.125% 5/15/40	200	125
US TREASURY BOND 1.250% 5/15/50	3,562	1,917
US TREASURY BOND 1.625% 11/15/50	390	232
US TREASURY BOND 1.750% 8/15/41	4,743	3,246
US TREASURY BOND 1.875% 2/15/41	285	201
US TREASURY BOND 1.875% 2/15/51	1,839	1,169
US TREASURY BOND 1.875% 11/15/51	2,985	1,890
US TREASURY BOND 2.000% 2/15/50	95	63
US TREASURY BOND 2.000% 8/15/51	1,901	1,245
US TREASURY BOND 2.250% 8/15/46	5,289	3,743
US TREASURY BOND 2.250% 8/15/49	1,870	1,315
US TREASURY BOND 2.375% 2/15/42	3,265	2,493
US TREASURY BOND 2.375% 11/15/49	185	134
US TREASURY BOND 2.500% 5/15/46	3,350	2,499
US TREASURY BOND 2.750% 8/15/42	910	732
US TREASURY BOND 2.750% 11/15/42	1,170	938
US TREASURY BOND 2.875% 8/15/45	105	85
US TREASURY BOND 3.000% 2/15/47	74	61
US TREASURY BOND 3.000% 2/15/48	80	66
US TREASURY BOND 3.000% 5/15/42	470	395
US TREASURY BOND 3.000% 11/15/44	119	98

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
US TREASURY BOND 3.125% 2/15/43	2,000	1,706
US TREASURY BOND 3.125% 11/15/41	1,500	1,296
US TREASURY BOND 3.375% 5/15/44	1,659	1,463
US TREASURY BOND 3.500% 2/15/39	2,190	2,057
US TREASURY BOND 3.625% 2/15/44	1,000	917
US TREASURY BOND 3.625% 8/15/43	2,700	2,482
US TREASURY BOND 3.750% 8/15/41	9,790	9,285
US TREASURY BOND 3.750% 11/15/43	470	441
US TREASURY BOND 4.375% 2/15/38	445	466
US TREASURY BOND 4.375% 5/15/41	1,160	1,202
US TREASURY BOND 4.500% 2/15/36	777	829
US TREASURY NOTE 0.625% 8/15/30	650	512
US TREASURY NOTE 0.750% 4/30/26	590	527
US TREASURY NOTE 0.875% 6/30/26	614	549
US TREASURY NOTE 0.875% 9/30/26	79	70
US TREASURY NOTE 0.875% 11/15/30	2,790	2,230
US TREASURY NOTE 1.125% 2/15/31	8,895	7,250
US TREASURY NOTE 1.250% 3/31/28	18,630	16,192
US TREASURY NOTE 1.250% 6/30/28	3,972	3,435
US TREASURY NOTE 1.250% 8/15/31	3,310	2,684
US TREASURY NOTE 1.375% 11/15/31	1,396	1,137
US TREASURY NOTE 1.500% 1/31/27	1,174	1,060
US TREASURY NOTE 1.500% 2/15/30	1,990	1,696
US TREASURY NOTE 1.625% 5/15/31	1,550	1,304
US TREASURY NOTE 1.750% 12/31/26	442	405
US TREASURY NOTE 1.875% 2/15/32	7,080	6,006
US TREASURY NOTE 2.000% 6/30/24	81	78
US TREASURY NOTE 2.250% 2/15/27	13,712	12,760
US TREASURY NOTE 2.250% 11/15/24	52	50
US TREASURY NOTE 2.250% 11/15/25	46	44
US TREASURY NOTE 2.500% 2/28/26	50	47
US TREASURY NOTE 2.500% 5/15/24	74	72
US TREASURY NOTE 2.875% 4/30/25	115	111
US TREASURY SEC STRIPPED	1,775	1,174
VR FNMA POOL #AL7395 5.544% 9/01/55	1,235	1,265
FNMA PL #FS0882 2.500% 3/01/52	1,430	1,223
Total U.S. Government and Agency Obligations		$219,770

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	Common/Collective Trusts
*	AMEX R/VANGUARD FIDUCIARY EXT MKT	3,747	427,330
*	AMEX R/VANGUARD FIDUCIARY INTL STK	1,012	111,115
*	AMEX R/VANGUARD FIDUCIARY TOT BD	840	84,804
*	BLACKROCK INSTL/MSCI EAFE SMALL CAP	3,468	88,149
*	BLACKROCK INSTL/U S TREAS INFLATION	3,592	40,027
*	COLUMBIA TRUST GOV MONEY MKT FUND	57,281	57,281
*	FIAM GRP TR FOR/CORE PLUS COMMINGLE	4,663	100,390
	LOOMIS SAYLES CORE PLUS FULL DISC TR	4,495	100,380
*	MSIM/INTERNATIONAL EQUITY II TRUST	8,452	310,152
	NEUBERGER BERMA/EMERGING MKTS EQUIT	5,763	65,875
*	VANGUARD EMPLOYEE BENEFIT INDEX #528	2,315	1,119,149
	ALLSPRING DISCOVERY CIT N	8,145	86,726
	Total Common/Collective Trusts		$2,591,378

	Mutual Funds
	AMER FNDS EUROPAC GROW-R6 #2616	6,887	337,685
	DFA EMERGING MARKETS VALUE FD #5095	2,205	58,322
	Total Mutual Funds		$396,007

	Self-Directed Brokerage Accounts
	CASH EQUIVALENTS		27,711
*	COMMON STOCK		7,324
	MUTUAL FUNDS		105,006
	UNIT INVESTMENT TRUSTS		111
	Total Self-Directed Brokerage Accounts		$140,152

	Other Investments
	Asset-Backed Securities
	20 TSQ GRO CMO V-M 3.100% 5/15/35	1,400	1,191
	ACC TRUST 0.740% 11/20/23	—	0
	AMERICAN HOMES 4 REN 3.467% 4/17/52	343	327
	AMERICAN HOMES 4 REN 3.678% 12/17/36	638	614
	AMERICAN HOMES 4 REN 3.786% 10/17/36	428	413
	AMERICAN HOMES 4 REN 4.407% 4/17/52	720	687
	AMERICAN HOMES 4 REN 5.639% 4/17/52	150	146

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
AMERICAN HOMES 4 REN 6.070% 10/17/45	142	138
AMERICREDIT AUTO ABS 5.320% 4/18/28	285	280
AMERICREDIT AUTOMOBI 1.590% 10/20/25	1,100	1,064
AMSR TRUST 1.355% 11/17/37	265	237
AMSR TRUST 1.527% 8/17/26	1,390	1,190
AMSR TRUST 1.806% 9/17/37	1,845	1,651
AMSR TRUST 1.953% 6/17/38	395	325
AXIS EQUIPMENT FINAN 1.640% 10/20/27	606	574
BANK OF AMERICA ABS 5.000% 4/17/28	200	202
BB-UBS TRUST 3.430% 11/05/36	1,350	1,255
BUSINESS JET SECURIT 2.162% 4/15/36	442	388
BUSINESS JET SECURIT 2.981% 11/15/35	329	300
BXP TRUST 3.379% 6/13/39	1,000	890
CAMILLO 2016-SFR1 5.000% 12/05/23	346	356
CAPITAL ONE MULTI-AS 1.040% 11/16/26	372	346
CARMAX AUTO OWNER TR 2.340% 11/17/25	2,070	1,991
CASCADE MH ASSET TRU 1.753% 2/25/46	950	807
CF HIPPOLYTA ISSUER 1.530% 3/15/61	1,012	875
CF HIPPOLYTA ISSUER 1.690% 7/15/60	114	102
CITIGROUP COMMERCIAL 4.371% 9/10/46	929	919
COLONY AMERICAN FINA 1.358% 8/15/53	162	143
COMM MORTGAGE TRUST 3.759% 8/10/48	313	299
COMM MORTGAGE TRUST 3.902% 7/10/50	700	671
COREVEST ABS V-M 4.744% 6/15/55	1,185	1,156
CPS AUTO TRUST 1.590% 12/15/27	947	894
CPS AUTO TRUST ABS 4.880% 4/15/30	700	687
CREDIT ACCEPTAN ABS 5.700% 10/15/32	990	956
CREDIT ACCEPTANCE AU 0.960% 2/15/30	1,225	1,178
CREDIT ACCEPTANCE AU 1.260% 4/15/30	1,405	1,283
CREDIT ACCEPTANCE AU 1.640% 6/17/30	760	686
CREDIT ACCEPTANCE AU 1.770% 12/17/29	1,675	1,590
CREDIT ACCEPTANCE AU 2.390% 4/16/29	428	427
CREDIT ACCEPTANCE AU 3.060% 3/15/29	1,600	1,591
CREDIT SUISSE MORT 1.668% 9/27/60	1,213	1,144
DB MASTER FINANCE LL 2.045% 11/20/51	224	191
DB MASTER FINANCE LL 2.493% 11/20/51	518	426
DBWF 2015-LCM M/MTG 1.000% 6/10/34	144	132
DIAMOND RESORTS OWNE 1.510% 11/21/33	154	142
DOMINOS PIZZA MASTER 2.662% 4/25/51	207	172

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
DRIVE AUTO RECEIVABL 2.360% 3/16/26	88	88
DT AUTO OWNER TRUST 0.870% 5/17/27	755	707
EXETER AUTOMOBI ABS 5.300% 9/15/27	400	392
EXETER AUTOMOBI ABS 5.970% 3/15/27	704	703
EXETER AUTOMOBILE RE 1.150% 6/17/24	58	58
EXETER AUTOMOBILE RE 3.110% 8/15/25	521	513
FANNIEMAE-ACES 0.670% 5/25/27	132	119
FANNIEMAE-ACES 1.200% 8/25/28	80	69
FANNIEMAE-ACES 2.980% 9/25/24	733	667
FED HOME LN MTG CORP 3.350% 9/25/28	867	836
FED HOME LN MTG CORP 3.500% 3/15/35	1,517	1,420
FED HOME LN MTG CORP 3.500% 6/15/26	173	170
FED HOME LN MTG CORP 4.500% 4/15/39	2	2
FED HOME LN MTG CORP 6.000% 11/15/23	3	3
FED HOME LN MTG CORP 6.250% 10/15/23	10	10
FED HOME LN MTG CORP 7.000% 5/15/37	702	755
FED HOME LN MTG CORP 7.000% 12/15/36	61	65
FED NATL MTG ASSN 2.500% 8/25/42	177	153
FED NATL MTG ASSN 3.000% 1/25/46	254	230
FED NATL MTG ASSN 3.500% 5/25/49	1,037	971
FED NATL MTG ASSN 3.500% 11/25/57	877	828
FED NATL MTG ASSN 4.500% 12/25/40	829	809
FED NATL MTG ASSN 5.500% 6/25/35	147	150
FED NATL MTG ASSN 6.000% 3/25/36	44	45
FHF TRUST 2021-1 1.270% 3/15/27	267	256
FHLMC K150 CMO V-M 3.710% 9/25/32	1,000	937
FHLMC MULTIFAMILY ST 2.811% 9/25/24	344	335
FHLMC MULTIFAMILY ST 2.982% 11/25/25	385	371
FHLMC SER 1 CMO 3.250% 11/25/61	266	245
FHLMC SER 4932 CMO 3.500% 11/25/49	790	631
FIRST INVESTORS AUTO 1.170% 3/15/27	700	663
FIRSTKEY HOMES 2020- 1.266% 10/19/37	1,087	963
FIRSTKEY HOMES 2020- 1.339% 9/17/25	594	531
FIRSTKEY HOMES 2020- 1.538% 8/17/38	1,609	1,395
FIRSTKEY HOMES 2020- 1.567% 10/19/37	1,185	1,052
FIRSTKEY HOMES 2020- 1.607% 9/17/26	1,370	1,154
FIRSTKEY HOMES 2020- 1.941% 9/17/25	231	206
FLAGSHIP CREDIT AUTO 1.670% 10/15/26	690	666
FLAGSHIP CREDIT AUTO 2.740% 10/15/25	697	692

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	FLAGSHIP CREDIT AUTO 2.770% 12/15/25	573	566
	FNMA M2S CMO V-M 3.751% 5/25/32	850	817
	FNMA SER 34 CMO 2.250% 6/25/45	593	463
	FNMA SER 46 CMO 4.500% 7/25/52	695	612
	FNMA SER M1S CMO 2.082% 4/25/32	1,018	834
	FNMA SER M3 CMO V-M 1.707% 11/25/31	1,051	827
	FORD CREDIT AUTO OWN 1.530% 5/15/34	750	650
	FREDDIE MAC - SCRT 3.000% 3/25/59	502	465
	FREDDIE MAC - SCRT 3.000% 5/25/60	1,162	1,038
	FREDDIE MAC - SCRT 3.500% 5/25/57	1,155	1,084
	FREDDIE MAC - SCRT 3.500% 7/25/58	705	649
	FREDDIE MAC - SCRT 3.500% 11/25/57	1,069	1,019
	FREDDIE MAC - SCRT 4.000% 3/25/59	1,039	988
	FREDDIE MAC - SCRT 4.000% 11/25/57	1,561	1,488
	FRTKL 2.172% 9/17/38	1,005	835
	GLS AUTO RECEIVABLES 1.110% 9/15/26	1,274	1,194
	GM FINANCIAL SECURIT 1.230% 5/17/27	520	475
	GNMA SER H13 CMO 4.422% 5/20/66	89	89
	GNMA SER H29 CMO 4.442% 11/20/65	965	953
	GOODGREEN TRUST 3.260% 10/15/53	301	271
	GOODGREEN TRUST 3.740% 10/15/52	91	84
	GOVT NATL MTG ASSN 3.500% 3/20/49	184	149
	GOVT NATL MTG ASSN 3.500% 8/20/47	549	498
	GOVT NATL MTG ASSN 4.500% 10/16/39	1,375	1,348
	GOVT NATL MTG ASSN 5.000% 8/20/39	141	141
	GOVT NATL MTG ASSN 5.000% 10/20/39	398	398
	HERO FUNDING TRUST 3.080% 9/20/42	199	186
	HERO FUNDING TRUST 3.950% 9/20/48	269	248
	HERO FUNDING TRUST 4.460% 9/20/47	245	232
	HERO FUNDING TRUST 4.670% 9/20/48	451	428
	HERO FUNDING TRUST 104.070% 9/20/48	48	45
	HERTZ VEHICLE ABS 1.990% 6/25/26	545	500
	HILTON GRAND VACATIO 2.660% 12/27/28	45	44
	HYUNDAI AUTO LEASE 0.610% 10/15/25	620	605
	HYUNDAI AUTO RECEIVA 1.030% 12/15/27	525	475
	INDEPENDENCE PLAZA 3.763% 7/10/35	1,200	1,124
*	JPMBB COMMERCIAL MO 4.133% 8/15/46	754	748
*	JPMBB COMMERCIAL MO 3.7748% 8/15/47	823	799
	KKR INDUST CMO V-M 5.118% 12/15/37	375	359

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	LENDMARK FNDG ABS 5.120% 7/20/32	610	589
	MARINER FINANCE ISSU 1.860% 3/20/36	1,005	862
	MARINER FINANCE ISSU 3.510% 7/20/32	965	916
	MERCURY FINANCIAL CR 1.540% 3/20/26	976	931
*	MORGAN STANLEY BAML 3.531% 11/15/48	413	391
	MRCD MORTGAGE TRUS 2.71752% 12/15/36	1,846	1,645
	NEXTGEAR FLOORP ABS 2.800% 3/15/27	234	220
	NRZ EXCESS SPREAD CO 3.844% 12/25/25	558	508
	OAK STREET INVESTMEN 1.850% 10/20/50	438	389
	ONEMAIN DIRECT ABS 3.950% 11/14/28	1,500	1,389
	OPORTUN FUNDING LLC 1.210% 3/08/28	1,172	1,091
	PAGAYA AI DEBT SELEC 1.180% 11/15/27	224	220
	PALMER SQR ABS V-Q 3.683% 7/20/34	250	245
	PALMER SQU ABS V-Q 5.134% 10/15/30	306	302
	PFS FINANCING CORP. 2.470% 2/16/27	478	449
	PROGRESS RESIDE ABS 3.200% 4/17/39	600	544
	PROGRESS RESIDE ABS 4.896% 6/17/39	1,000	931
	PROGRESS RESIDENTIAL 1.294% 10/17/27	563	499
	PROGRESS RESIDENTIAL 1.495% 10/17/27	415	367
	PROGRESS RESIDENTIAL 1.524% 7/17/38	1,833	1,585
	PROGRESS RESIDENTIAL 1.692% 8/17/40	423	337
	PROGRESS RESIDENTIAL 2.082% 9/17/38	640	527
	PROGRESS RESIDENTIAL 2.197% 4/19/38	775	663
	RENEW 2017-1 1.67064% 9/28/52	119	108
	RENEW FINANCIAL 3.220% 9/22/53	106	92
	SABEY DATA CENTER IS 1.881% 6/20/46	453	385
	SANTANDER CONSUMER 1.030% 11/16/26	760	690
	SANTANDER DRIVE AUTO 1.280% 2/17/26	664	652
	SBA SER 25F ABS 4.010% 6/01/47	212	202
	SBA SER 25K ABS 5.130% 11/01/47	200	200
	SBA SER 25L ABS 1.850% 12/01/46	356	290
	SBA TOWER TRUST ABS 6.559% 1/15/28	210	211
	SCF EQUIPMENT ABS 6.500% 10/21/30	1,098	1,108
	SIERRA RECEIVAB ABS 4.730% 6/20/40	637	619
	SIERRA RECEIVABLES 1.340% 11/20/37	175	160
	SIERRA RECEIVABLES 2.320% 7/20/37	350	326
	SMALL BUSINESS ABS 3.940% 5/01/47	365	345
	SMALL BUSINESS ADMIN 1.750% 11/01/46	707	595
	SMALL BUSINESS ADMIN 1.840% 1/01/42	390	338

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
SMALL BUSINESS ADMIN 2.040% 1/01/47	359	301
SOCIAL PROFESSIONAL 2.540% 5/15/46	276	250
TACO BELL FUND ABS 2.294% 8/25/51	382	307
TIDEWATER AUTO RECEI 4.300% 11/15/24	6	6
TRICON AMERICAN HOME 1.499% 7/17/38	240	208
TRICON RESIDENT ABS 4.750% 4/17/39	145	132
TRICON RESIDENT ABS 4.849% 7/17/40	362	340
TRICON RESIDENTIAL 1.943% 7/17/38	373	324
UBS-BARCLAYS COMMER 3.244% 4/10/46	300	298
UPSTART SECURITIZATI 0.840% 9/20/31	500	484
USASF RECEIVABLES LL 1.490% 3/17/25	820	811
VANTAGE DATA CENTERS 1.992% 9/15/45	454	373
VENDEE MORTGAGE TRUS 5.000% 5/15/33	232	231
VR AMSR TRUST 2.153% 6/17/38	545	439
VR CIM TRUST 2.500% 4/25/50	244	202
VR FANNIEMAE-ACES 1.892% 10/25/30	1,298	93
VR FANNIEMAE-ACES 1.943% 11/25/33	9,914	886
VR FANNIEMAE-ACES 2.471% 12/25/26	131	121
VR FANNIEMAE-ACES 3.062% 6/25/27	568	533
VR FANNIEMAE-ACES 3.547% 9/25/28	620	596
VR FED HOME LN MTG 4.668% 2/15/43	138	133
VR FED HOME LN MTG 4.738% 9/15/36	24	23
VR FED NATL MTG AS 3.508% 4/25/44	43	42
VR FED NATL MTG AS 4.939% 9/25/41	29	29
VR FHLMC MULTIFAMI 3.284% 6/25/25	1,000	967
VR FHLMC MULTIFAMI 3.364% 12/25/27	680	642
VR FLAGSTAR MORTGAGE 2.500% 7/25/51	348	279
VR FREMF MORTGAGE 3.547% 6/25/45	800	788
VR FREMF MORTGAGE 3.579% 11/25/49	180	166
VR FREMF MORTGAGE 3.719% 1/25/48	1,200	1,141
VR FREMF MORTGAGE 3.949% 7/25/49	220	219
VR FREMF MORTGAGE 4.074% 11/25/47	191	183
VR FREMF MORTGAGE 4.256% 4/25/51	800	714
VR FREMF MORTGAGE 4.320% 12/25/50	1,000	903
VR GOODGREEN TRUS 22.97129% 10/15/53	298	274
VR GOVT NATL MTG 4.282% 6/20/65	543	537
VR GOVT NATL MTG 4.282% 7/20/65	570	563
VR GOVT NATL MTG 4.402% 3/20/67	347	343
VR GOVT NATL MTG 4.751% 10/20/43	427	427

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	VR GOVT NATL MTG 5.246% 5/20/40	468	474
	VR GOVT NATL MTG 5.474% 10/20/40	495	507
	VR GOVT NATL MTG 5.550% 1/20/38	339	350
	VR GOVT NATL MTG AS 4.282% 6/20/65	546	540
	VR GOVT NATL MTG AS 4.292% 2/20/61	520	516
	VR GOVT NATL MTG AS 4.342% 6/20/67	375	371
	VR GOVT NATL MTG AS 4.362% 9/20/65	716	709
	VR GOVT NATL MTG AS 4.362% 10/20/65	524	516
	VR GOVT NATL MTG AS 4.502% 12/20/65	316	314
	VR GOVT NATL MTG AS 4.672% 8/20/66	299	295
	VR GOVT NATL MTG AS 4.842% 12/20/66	130	128
*	VR JP MORGAN MORTGAG 2.500% 10/25/51	430	345
	VR PROGRESS RESIDENT 3.107% 2/17/29	1,100	918
	VR VCAT ASSET SECURI 2.115% 3/27/51	459	415
	VR VERICREST OPPORT 1.893% 2/27/51	588	507
	VR VERICREST OPPORT 1.893% 3/27/51	1,323	1,190
	VR VERICREST OPPORT 2.116% 3/27/51	767	696
	VR VERICREST OPPORT 2.240% 3/27/51	547	500
	VR VERICREST OPPORT 2.240% 4/25/51	835	734
	VR VERICREST OPPORT 1.9918% 5/25/51	2,125	1,884
	WIND RIVER ABS V-Q 5.393% 7/20/33	387	369
	Total Asset-Backed Securities		$124,131

	Foreign Sovereign Debt
	REPUBLIC OF CHILE 2.550% 1/27/32	200	164
	REPUBLIC OF PANAMA 3.870% 7/23/60	270	174
	UNITED MEXICAN STATE 2.659% 5/24/31	301	243
	UNITED MEXICAN STATE 3.750% 1/11/28	392	370
	UNITED MEXICAN STATE 3.771% 5/24/61	222	140
	UNITED MEXICAN STATE 4.125% 1/21/26	270	263
	UNITED MEXICAN STATE 4.350% 1/15/47	35	26
	UNITED MEXICAN STATE 4.400% 2/12/52	370	272
	Total Foreign Sovereign Debt		$1,652

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
Municipal Bonds
CONNECTICUT ST 4.060% 6/15/30	370	349
MASSACHUSETTS ST 4.141% 7/01/27	115	110
MIAMI-DADE CNTY FL 5.534% 7/01/32	250	255
MICHIGAN ST UNIV 4.165% 8/15/22	80	59
NEW YORK ST DORM 3.329% 3/15/31	230	201
NEW YORK ST DORM 3.399% 3/15/32	230	199
OHIO ST UNIV 4.048% 12/01/56	81	68
OHIO UNIV GEN RECPTS 5.590% 12/01/14	195	174
UNIV CA REGTS MED 4.563% 5/15/53	220	192
Total Municipal Bonds		$1,607

Private Placement Securities
CREDIT SUIS V-D CONV 3.091% 5/14/32	370	256
P/P 7-ELEVEN INC 2.500% 2/10/41	156	103
P/P AIA GROUP LTD 3.200% 9/16/40	200	143
P/P AIR CANADA 2013- 4.125% 11/15/26	554	506
P/P AIR CANADA 2015- 3.600% 3/15/27	663	598
P/P AIR CANADA 2017- 3.300% 1/15/30	60	51
P/P AIR CANADA 2017- 3.550% 1/15/30	204	164
P/P AMERICAN TOWER 3.652% 3/23/28	230	208
P/P APOLLO MANAGEMEN 4.000% 5/30/24	230	223
P/P ATHENE GLOBAL FU 1.450% 1/08/26	260	228
P/P ATHENE GLOBAL FU 2.500% 1/14/25	72	67
P/P ATHENE GLOBAL FU 2.750% 6/25/24	140	133
P/P ATHENE GLOBAL FU 2.950% 11/12/26	595	537
P/P AUSGRID FINANCE 3.850% 5/01/23	200	199
P/P AUST & NZ BANKIN 2.570% 11/25/35	210	154
P/P AVIATION CAPITAL 1.950% 1/30/26	230	200
P/P AVOLON HOLDINGS 2.528% 11/18/27	1,242	993
P/P AVOLON HOLDINGS 2.875% 2/15/25	367	339
P/P AVOLON HOLDINGS 5.500% 1/15/26	430	409
P/P BAE SYSTEMS PLC 1.900% 2/15/31	292	226
P/P BAE SYSTEMS PLC 3.400% 4/15/30	350	309
P/P BLACKSTONE HOLDI 3.500% 9/10/49	200	135
P/P BPCE SA 4.625% 7/11/24	200	195
P/P BRITISH AIR 18-1 3.800% 9/20/31	86	77
P/P BRITISH AIR 18-1 4.125% 9/20/31	224	186

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
P/P BROADCOM INC 3.187% 11/15/36	500	359
P/P BROOKLYN UNION 4.273% 3/15/48	100	75
P/P CLEVELAND ELECTR 3.500% 4/01/28	95	87
P/P COX COMMUNICATIO 3.350% 9/15/26	415	388
P/P CREDIT AGRICOLE 2.811% 1/11/41	250	154
P/P CVS PASS-THROUGH 4.163% 8/10/36	217	188
P/P CVS PASS-THROUGH 4.704% 1/10/36	271	243
P/P CVS PASS-THROUGH 5.773% 1/10/33	249	244
P/P CVS PASS-THROUGH 5.926% 1/10/34	396	386
P/P DUQUESNE LIGHT 3.616% 8/01/27	230	207
P/P FERGUSON FINANCE 3.250% 6/02/30	350	297
P/P GAIF BOND ISSUER 3.400% 9/30/26	95	87
P/P GALAXY PIPELINE 2.940% 9/30/40	290	233
P/P GOODMAN US FIN 3.700% 3/15/28	86	78
P/P GRAY OAK PIPELIN 3.450% 10/15/27	415	367
P/P GREAT-WEST LIFEC 4.581% 5/17/48	130	107
P/P GTP ACQUISITION 3.482% 6/16/25	190	177
P/P JERSEY CENTRAL 4.300% 1/15/26	50	48
P/P KEYSPAN GAS EAST 2.742% 8/15/26	200	179
P/P KKR GROUP FINAN 3.500% 8/25/50	200	134
P/P MASS MUTUAL LIFE 3.375% 4/15/50	210	145
P/P MET LIFE GLOB FU 3.000% 9/19/27	180	164
P/P MEXICO CITY ARPT 5.500% 7/31/47	207	159
P/P MID-ATLANTIC INT 4.100% 5/15/28	50	47
P/P MITSUI FUDOSAN 2.950% 1/23/23	450	449
P/P NATIONAL AUSTRAL 2.332% 8/21/30	250	190
P/P NBN CO LTD 2.625% 5/05/31	400	317
P/P NEW ENGLAND POWE 3.800% 12/05/47	50	38
P/P NEW YORK LIFE GL 3.000% 1/10/28	81	75
P/P NEW YORK LIFE IN 4.450% 5/15/69	90	74
P/P NGPL PIPECO LLC 3.250% 7/15/31	240	195
P/P NISSAN MOTOR CO 4.345% 9/17/27	200	181
P/P NRG ENERGY INC 2.450% 12/02/27	225	186
P/P NRG ENERGY INC 4.450% 6/15/29	155	137
P/P PARK AEROSPACE 5.500% 2/15/24	89	88
P/P PENNSYLVANIA ELE 3.250% 3/15/28	26	23
P/P PRUDENTIAL INSUR 8.300% 7/01/25	300	317
P/P SAUDI INTERNATIO 2.250% 2/02/33	200	162
P/P SCENTRE GROUP TR 3.500% 2/12/25	200	191

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
P/P SCHLUMBERGER HLD 3.900% 5/17/28	416	387
P/P SES SA 3.600% 4/04/23	50	50
P/P SMITHFIELD FOODS 3.000% 10/15/30	300	228
P/P STELLANTIS FIN 2.691% 9/15/31	209	159
P/P TEACHERS INSUR 4.270% 5/15/47	70	57
P/P TEACHERS INSUR 4.900% 9/15/44	40	37
P/P TEXAS EASTERN TR 3.500% 1/15/28	33	30
P/P TRITON CONTAINER 1.150% 6/07/24	200	185
P/P UBS GROUP FUNDIN 4.125% 4/15/26	400	384
P/P UNICREDIT SPA 2.569% 9/22/26	350	310
P/P VOLKSWAGEN GROUP 4.625% 11/13/25	265	261
VR P/P ABN AMRO BANK 2.470% 12/13/29	300	243
VR P/P AIB GROUP PLC 4.263% 4/10/25	250	241
VR P/P BANK OF IRELA 2.029% 9/30/27	227	192
VR P/P BNP PARIBAS 2.588% 8/12/35	590	432
VR P/P BNP PARIBAS 2.591% 1/20/28	201	177
VR P/P BPCE SA 1.652% 10/06/26	250	222
VR P/P BPCE SA 2.277% 1/20/32	275	206
VR P/P MACQUARIE BAN 3.052% 3/03/36	200	145
VR P/P MACQUARIE GRO 1.340% 1/12/27	380	331
VR P/P MACQUARIE GRO 2.871% 1/14/33	200	153
VR P/P NATIONAL AUST 3.933% 8/02/34	250	210
VR P/P SCENTRE GROUP 4.750% 9/24/80	220	197
VR P/P SOCIETE GENER 2.226% 1/21/26	670	616
VR P/P SOCIETE GENER 2.889% 6/09/32	440	339
VR P/P STANDARD CHAR 1.456% 1/14/27	200	173
VR P/P SWISS RE FINA 5.000% 4/02/49	200	184
VR P/P UBS GROUP AG 2.095% 2/11/32	200	151
VR P/P UNICREDIT SPA 5.861% 6/19/32	200	176
Total Private Placement Securities		$20,291

Total Other Investments		$147,681

Total Investments, at Fair Value		$5,591,190

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
Fully Benefit Responsive Investment Contracts
U.S. Government and Agency Obligations
FEDERAL HOME LOAN BANKS 0.5% 4/14/2025	10,000	9,169
FEDERAL HOME LOAN MORTGAG 0.375% 7/21/2025	18,850	17,058
FFCB 1.125% 1/06/2025	2,575	2,403
FGOLD 15YR 3.5% 10/01/2025	6	5
FGOLD 15YR 3.5% 11/01/2025	10	10
FGOLD 15YR 3.5% 9/01/2025	32	32
FGOLD 15YR 4% 10/01/2025	1	1
FGOLD 15YR 4% 2/01/2025	27	27
FGOLD 15YR 4% 3/01/2025	2	2
FGOLD 15YR 4% 7/01/2025	113	110
FGOLD 15YR 4% 8/01/2025	61	59
FGOLD 15YR 3% 1/01/2027	545	527
FGOLD 15YR 3% 1/01/2032	328	312
FGOLD 15YR 3% 1/01/2033	245	230
FGOLD 15YR 3% 11/01/2025	90	87
FGOLD 15YR 3% 11/01/2026	81	79
FGOLD 15YR 3% 3/01/2027	477	462
FGOLD 15YR 3% 3/01/2033	448	426
FGOLD 15YR 3% 8/01/2026	9	9
FGOLD 15YR 3.5% 10/01/2025	298	291
FGOLD 15YR 3.5% 11/01/2025	23	23
FGOLD 15YR 3.5% 12/01/2025	207	201
FGOLD 15YR 3.5% 2/01/2026	14	13
FGOLD 15YR 3.5% 3/01/2026	34	33
FGOLD 15YR 3.5% 4/01/2026	20	20
FGOLD 15YR 3.5% 5/01/2026	10	10
FGOLD 15YR 3.5% 5/01/2032	706	683
FGOLD 15YR 3.5% 6/01/2026	176	172
FGOLD 15YR 3.5% 7/01/2026	204	201
FGOLD 15YR 3.5% 8/01/2026	178	174
FGOLD 15YR 3.5% 9/01/2026	19	19
FGOLD 15YR 4% 10/01/2025	7	6
FGOLD 15YR 4% 3/01/2026	18	17
FGOLD 15YR 4% 5/01/2026	114	112
FGOLD 15YR 4% 6/01/2024	15	15
FGOLD 15YR 4% 6/01/2025	10	10
FGOLD 15YR 4% 6/01/2026	425	415

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
FGOLD 15YR GIANT 3% 1/01/2027	141	136
FGOLD 15YR GIANT 3% 3/01/2031	457	438
FGOLD 15YR GIANT 3% 3/01/2032	696	667
FGOLD 15YR GIANT 3% 4/01/2033	18	17
FGOLD 15YR GIANT 3% 6/01/2027	160	155
FGOLD 15YR GIANT 3% 9/01/2030	262	251
FGOLD 15YR GIANT 3% 9/01/2031	239	228
FGOLD 15YR GIANT 3.5% 1/01/2027	187	182
FGOLD 15YR GIANT 3.5% 10/01/2029	13	12
FGOLD 15YR GIANT 3.5% 11/01/2025	37	36
FGOLD 15YR GIANT 3.5% 11/01/2029	195	188
FGOLD 15YR GIANT 3.5% 11/01/2033	172	165
FGOLD 15YR GIANT 3.5% 12/01/2029	55	53
FGOLD 15YR GIANT 3.5% 12/01/2033	158	152
FGOLD 15YR GIANT 3.5% 3/01/2030	109	105
FGOLD 15YR GIANT 3.5% 4/01/2026	40	39
FGOLD 15YR GIANT 3.5% 4/01/2029	67	65
FGOLD 15YR GIANT 3.5% 4/01/2030	225	220
FGOLD 15YR GIANT 3.5% 6/01/2029	136	131
FGOLD 15YR GIANT 3.5% 7/01/2026	41	40
FGOLD 15YR GIANT 3.5% 7/01/2029	318	307
FGOLD 15YR GIANT 3.5% 8/01/2026	38	37
FGOLD 15YR GIANT 3.5% 8/01/2029	420	405
FGOLD 15YR GIANT 3.5% 8/01/2032	914	893
FGOLD 15YR GIANT 3.5% 9/01/2025	40	39
FGOLD 15YR GIANT 3.5% 9/01/2026	20	19
FGOLD 15YR GIANT 4% 10/01/2025	11	10
FGOLD 15YR GIANT 4% 12/01/2025	14	13
FGOLD 15YR GIANT 4% 12/01/2026	49	48
FGOLD 15YR GIANT 4% 5/01/2026	51	50
FGOLD 15YR GIANT 4% 7/01/2025	10	10
FGOLD 15YR GIANT 4% 7/01/2026	21	20
FGOLD 15YR GIANT 5% 3/01/2025	15	15
FHLB 2.125% 12/11/2026	3,975	3,668
FHLB 2.375% 3/14/2025	30,275	28,837
FHLB 2.75% 12/13/2024	1,600	1,542
FHLB 5.375% 8/15/2024	9,150	9,225
FHLMC 0.375% 9/23/2025	15,275	13,747
FHLMC 15YR UMBS 2% 8/01/2035	8,355	7,450

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
FHLMC 15YR UMBS 3% 12/01/2034	952	893
FHLMC 15YR UMBS MIRROR 2.5% 11/01/2032	949	887
FHLMC 15YR UMBS MIRROR 2.5% 5/01/2033	992	918
FHLMC 15YR UMBS MIRROR 2.5% 7/01/2032	449	420
FHLMC 15YR UMBS MIRROR 3% 4/01/2034	381	357
FHLMC 15YR UMBS SUPER 2% 10/01/2035	7,492	6,682
FHLMC 15YR UMBS SUPER 2% 5/01/2035	2,007	1,790
FHLMC 15YR UMBS SUPER 2% 6/01/2035	1,631	1,459
FHLMC 15YR UMBS SUPER 2% 9/01/2035	7,035	6,275
FHLMC 15YR UMBS SUPER 2.5% 2/01/2035	3,744	3,436
FHLMC 15YR UMBS SUPER 2.5% 8/01/2034	1,102	1,015
FHLMC 15YR UMBS SUPER 3% 1/01/2034	244	230
FHLMC 15YR UMBS SUPER 3% 9/01/2037	3,015	2,824
FHLMC 15YR UMBS SUPER 3.5% 6/01/2037	2,798	2,677
FHLMC 15YR UMBS SUPER 3.5% 7/01/2037	11,613	11,110
FHLMC 15YR UMBS SUPER 4% 8/01/2037	1,601	1,563
FHLMC 15YR UMBS SUPER 4.5% 11/01/2037	983	977
FHLMC 15YR UMBS SUPER 5% 12/01/2037	7,223	7,264
FHLMC 5/1 HYBRID ARM 3.89% 12/01/2036	87	87
FHLMC REFERENCE NOTE 1.5% 2/12/2025	11,425	10,754
FHLMC_K030 3.25% 4/25/2023	2,476	2,467
FHLMC_K031 3.3% 4/25/2023	6,926	6,884
FHLMC_K032 3.31% 5/25/2023	10,383	10,304
FHLMC_K037 2.592% 4/25/2023	48	48
FHLMC_K038 3.389% 3/25/2024	2,565	2,506
FHLMC_K039 2.683% 12/25/2023	777	770
FHLMC_K040 2.768% 4/25/2024	1,274	1,252
FHLMC_K040 3.241% 9/25/2024	3,680	3,586
FHLMC_K041 3.171% 10/25/2024	1,678	1,626
FHLMC_K043 2.532% 10/25/2023	252	249
FHLMC_K047 3.329% 5/25/2025	1,980	1,918
FHLMC_K050 2.802% 1/25/2025	2,823	2,744
FHLMC_K050 3.334% 8/25/2025	2,129	2,047
FHLMC_K052 3.151% 11/25/2025	1,668	1,603
FHLMC_K724 3.062% 11/25/2023	236	232
FHLMC_K728 3.064% 8/25/2024	1,715	1,668
FHLMC_K729 3.136% 10/25/2024	130	126
FHLMC_K736 1.895% 6/25/2025	2,164	2,099
FHMS_17-K066 2.797% 12/25/2026	2,232	2,136

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
FHMS_K053 2.995% 12/25/2025	6,185	5,913
FNMA 15YR 3.5% 1/01/2026	128	125
FNMA 15YR 3.5% 10/01/2025	130	127
FNMA 15YR 3.5% 11/01/2025	378	370
FNMA 15YR 3.5% 12/01/2025	66	65
FNMA 15YR 3.5% 12/01/2026	3	3
FNMA 15YR 3.5% 2/01/2026	150	147
FNMA 15YR 3.5% 3/01/2026	39	38
FNMA 15YR 3.5% 7/01/2026	3	3
FNMA 15YR 3.5% 8/01/2026	49	48
FNMA 15YR 3.5% 9/01/2025	28	27
FNMA 15YR 3.5% 9/01/2026	2	2
FNMA 15YR 4% 1/01/2025	4	4
FNMA 15YR 4% 2/01/2026	9	9
FNMA 15YR 4% 4/01/2025	72	71
FNMA 15YR 4% 5/01/2025	47	46
FNMA 15YR 4% 6/01/2025	9	9
FNMA 15YR 4% 9/01/2024	42	41
FNMA 15YR 4% 9/01/2025	16	15
FNMA 15YR 4.5% 12/01/2024	10	10
FNMA 15YR 4.5% 4/01/2025	5	5
FNMA 15YR 4.5% 7/01/2023	1	1
FNMA 15YR 4.5% 7/01/2025	1	1
FNMA 15YR 5% 2/01/2023	1	1
FNMA 15YR 5% 7/01/2023	2	2
FNMA 15YR 5.5% 8/01/2023	1	1
FNMA 15YR 6% 4/01/2023	4	4
FNMA 0.625% 4/22/2025	11,850	10,866
FNMA 10/1 HYBRID ARM 3.71% 10/01/2034	5	5
FNMA 10/1 HYBRID ARM 4.069% 12/01/2033	2	2
FNMA 15YR 2.5% 2/01/2033	1,237	1,157
FNMA 15YR 3% 1/01/2031	17	16
FNMA 15YR 3% 1/01/2032	501	479
FNMA 15YR 3% 1/01/2033	1,414	1,344
FNMA 15YR 3% 1/01/2034	961	903
FNMA 15YR 3% 10/01/2030	2,089	1,996
FNMA 15YR 3% 10/01/2031	43	41
FNMA 15YR 3% 10/01/2033	999	938
FNMA 15YR 3% 11/01/2030	438	418

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
FNMA 15YR 3% 11/01/2031	654	625
FNMA 15YR 3% 11/01/2033	641	602
FNMA 15YR 3% 2/01/2030	378	362
FNMA 15YR 3% 2/01/2031	1,897	1,812
FNMA 15YR 3% 2/01/2032	466	444
FNMA 15YR 3% 2/01/2034	630	591
FNMA 15YR 3% 3/01/2031	246	235
FNMA 15YR 3% 3/01/2032	230	218
FNMA 15YR 3% 3/01/2033	341	324
FNMA 15YR 3% 4/01/2031	299	286
FNMA 15YR 3% 4/01/2032	2,157	2,067
FNMA 15YR 3% 5/01/2031	951	910
FNMA 15YR 3% 6/01/2034	241	227
FNMA 15YR 3% 7/01/2027	77	75
FNMA 15YR 3% 7/01/2030	135	129
FNMA 15YR 3% 7/01/2032	884	841
FNMA 15YR 3% 8/01/2031	367	351
FNMA 15YR 3% 9/01/2029	486	468
FNMA 15YR 3% 9/01/2031	544	521
FNMA 15YR 3% 9/01/2032	677	643
FNMA 15YR 3% 9/01/2033	476	447
FNMA 15YR 3.5% 1/01/2026	81	79
FNMA 15YR 3.5% 1/01/2027	316	308
FNMA 15YR 3.5% 1/01/2029	12	12
FNMA 15YR 3.5% 1/01/2030	505	488
FNMA 15YR 3.5% 1/01/2034	229	220
FNMA 15YR 3.5% 10/01/2026	359	349
FNMA 15YR 3.5% 10/01/2028	204	197
FNMA 15YR 3.5% 10/01/2029	32	31
FNMA 15YR 3.5% 11/01/2026	26	26
FNMA 15YR 3.5% 11/01/2027	8	8
FNMA 15YR 3.5% 11/01/2028	149	147
FNMA 15YR 3.5% 11/01/2029	117	112
FNMA 15YR 3.5% 12/01/2025	143	140
FNMA 15YR 3.5% 12/01/2026	89	87
FNMA 15YR 3.5% 12/01/2028	103	100
FNMA 15YR 3.5% 12/01/2029	641	618
FNMA 15YR 3.5% 12/01/2032	675	652
FNMA 15YR 3.5% 2/01/2026	104	103

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
FNMA 15YR 3.5% 2/01/2027	19	19
FNMA 15YR 3.5% 2/01/2028	2	2
FNMA 15YR 3.5% 2/01/2029	443	428
FNMA 15YR 3.5% 2/01/2031	396	385
FNMA 15YR 3.5% 2/01/2032	1,153	1,126
FNMA 15YR 3.5% 2/01/2034	36	34
FNMA 15YR 3.5% 3/01/2026	10	8
FNMA 15YR 3.5% 4/01/2026	128	125
FNMA 15YR 3.5% 4/01/2027	40	38
FNMA 15YR 3.5% 4/01/2030	238	234
FNMA 15YR 3.5% 4/01/2034	850	817
FNMA 15YR 3.5% 5/01/2026	7	6
FNMA 15YR 3.5% 5/01/2027	64	62
FNMA 15YR 3.5% 5/01/2029	97	95
FNMA 15YR 3.5% 6/01/2027	301	296
FNMA 15YR 3.5% 6/01/2029	229	220
FNMA 15YR 3.5% 6/01/2030	253	248
FNMA 15YR 3.5% 7/01/2029	706	687
FNMA 15YR 3.5% 8/01/2026	59	57
FNMA 15YR 3.5% 8/01/2027	106	104
FNMA 15YR 3.5% 8/01/2029	454	438
FNMA 15YR 3.5% 8/01/2032	515	503
FNMA 15YR 3.5% 8/01/2033	159	153
FNMA 15YR 3.5% 9/01/2026	425	414
FNMA 15YR 3.5% 9/01/2028	244	240
FNMA 15YR 3.5% 9/01/2029	811	782
FNMA 15YR 3.5% 9/01/2033	372	358
FNMA 15YR 4% 1/01/2029	260	256
FNMA 15YR 4% 11/01/2026	67	65
FNMA 15YR 4% 5/01/2027	3	3
FNMA 15YR 4% 7/01/2025	10	10
FNMA 15YR 4% 8/01/2026	13	12
FNMA 15YR 4% 9/01/2025	3	3
FNMA 15YR 4% 9/01/2027	16	16
FNMA 15YR 4.5% 5/01/2024	14	14
FNMA 15YR 4.5% 6/01/2026	30	30
FNMA 15YR 5% 2/01/2023	1	1
FNMA 15YR 5% 4/01/2024	1	1
FNMA 15YR 5% 7/01/2025	7	7

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
FNMA 15YR UMBS 2% 7/01/2035	5,317	4,743
FNMA 15YR UMBS 2% 7/01/2037	8,929	7,964
FNMA 15YR UMBS 2.5% 10/01/2034	1,901	1,751
FNMA 15YR UMBS 2.5% 12/01/2034	2,015	1,856
FNMA 15YR UMBS 2.5% 2/01/2035	4,008	3,691
FNMA 15YR UMBS 2.5% 5/01/2035	1,132	1,036
FNMA 15YR UMBS 2.5% 8/01/2034	4,057	3,736
FNMA 15YR UMBS 3% 6/01/2037	11,708	10,965
FNMA 15YR UMBS 3% 7/01/2034	1,012	950
FNMA 15YR UMBS 3% 8/01/2034	41	38
FNMA 15YR UMBS 3.5% 7/01/2037	2,302	2,202
FNMA 15YR UMBS 4% 8/01/2037	3,881	3,788
FNMA 15YR UMBS 4.5% 11/01/2037	991	985
FNMA 15YR UMBS 4.5% 12/01/2037	1,006	1,000
FNMA 15YR UMBS 5% 11/01/2037	230	232
FNMA 15YR UMBS 5% 12/01/2037	1,104	1,110
FNMA 15YR UMBS SUPER 2% 7/01/2035	2,241	1,999
FNMA 15YR UMBS SUPER 2% 8/01/2035	3,351	2,989
FNMA 15YR UMBS SUPER 2% 9/01/2035	7,135	6,364
FNMA 15YR UMBS SUPER 4% 9/01/2037	3,013	2,941
FNMA 2.625% 9/06/2024	22,050	21,391
FNMA 2.875% 9/12/2023	4,075	4,018
FNMA 6M LIBOR ARM 2.917% 9/01/2035	119	118
FNMA 6M LIBOR ARM 3.157% 3/01/2034	72	71
FNMA 6M LIBOR ARM 3.165% 11/01/2032	24	23
FNMA 6M LIBOR ARM 3.268% 4/01/2035	70	69
FNMA 6M LIBOR ARM 3.665% 12/01/2032	67	66
FNMA 7/1 HYBRID ARM 2.245% 3/01/2036	14	14
FNMA 7/1 HYBRID ARM 3.918% 1/01/2034	31	31
FNMA BENCHMARK NOTE 0.375% 8/25/2025	12,500	11,278
FNMA BENCHMARK NOTE 0.5% 11/07/2025	400	360
FNMA_03-W11 4.72% 6/25/2033	1	1
TREASURY NOTE 0.25% 6/30/2025	55,550	50,316
TREASURY NOTE 0.375% 9/30/2027	74,575	62,882
UMBS 15YR TBA(REG B) 3% 1/17/2038	68,375	64,036
UMBS 15YR TBA(REG B) 3.5% 1/17/2038	84,225	80,568
UMBS 15YR TBA(REG B) 4% 1/17/2038	1,550	1,511
UMBS 15YR TBA(REG B) 4.5% 1/17/2038	4,675	4,643
Total U.S. Government and Agency Obligations		$620,062

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2022

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)

	Common/Collective Trusts
*	COLUMBIA TR GOVT MM FUND 0% 1/00/1900	160,651	160,651
	Total Common/Collective Trusts		$160,651

	Total Fully Benefit Responsive Investment Contracts, at Fair Value		$780,713

	Adjustment from Fair Value to Contract Value
	AMERICAN UNITED LIFE - S00016, 2.440%		6,273
*	JP MORGAN CHASE I - #AISP01, MATURES 12/31/50, 4.24%		6,709
	LINCOLN NATIONAL LIFE		6,293
	MET LIFE - #28972, MATURES 12/31/50, 3.98%		4,775
	Met LIFE (SA)- #32745		—
	MONUMENT LIFE II - #MDA00633TR, MATURES 12/31/50, 4.11%		—
	MONUMENT LIFE V - #MDS00375TR, MATURES 12/31/50, 4.08%		8,086
	PACIFIC LIFE - # 26755, MATURES 12/31/50, 4.00%		5,802
	PRUDENTIAL GA63690		7,217
	RBC I - #10903, MATURES 12/31/50, 4.02%		4,389
	Total Adjustments		$49,544

	Total Fully Benefit Responsive Investment Contracts, at Contract Value		$830,257

	TOTAL INVESTMENTS		$6,421,447

	Loan to Participants
	Various Loans - 3.25% through 9.50% due through September 30, 2047 (cost $0)		58,784
	Loans to Participants Total		$58,784

*    Indicates party-in-interest (Refer to Note 8, Related Parties and Parties-In-Interest Transactions)
Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)
For the Year Ended December 31, 2022

(a) & (b) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount	(d) Proceeds of dispositions
	(in thousands)	(in thousands)
CORPORATE DEBT INSTRUMENTS
CITIGROUP INC V-D 4.658% 5/24/28	275	267
CREDIT SUIS CONV V-D 6.373% 7/15/26	250	246
CREDIT SUISSE AG 3.700% 2/21/25	250	243
ENERGY TRANSFER OPER 5.000% 5/15/50	100	115
FLORIDA POWER & LIGH 2.450% 2/03/32	202	176
FORD CREDIT AUTO OWN 1.290% 6/15/26	297	284
GLOBAL PAYMENTS INC 5.300% 8/15/29	66	65
GSK CONSUMER HEALTH 3.625% 3/24/32	250	239
HCA INC 4.625% 3/15/52	103	84
MITSUBISHI FIN V-A 5.063% 9/12/25	309	307
MORGAN STANLEY V-Q 4.958% 1/24/25	1,735	1,709
PACIFIC GAS & ELECTR 3.250% 2/16/24	390	378
VR QUALCOMM INC 5.145% 1/30/23	3,000	3,006
WELLS FARGO & COMPAN 4.150% 1/24/29	885	863

*    Indicates party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Date: June 14, 2023	By	/s/ Rita Pang
Rita Pang
Employee Benefits Administration Committee

EXHIBIT INDEX

Exhibit Number	Description	How Filed
23	Consent of Independent Registered Public Accounting Firm –McConnell & Jones LLP	Electronically filed herewith

E-1